Exhibit (a)(1)(A)
Offer to Purchase for Cash

All Outstanding Shares of Common Stock
and
All Outstanding Shares of Series A Convertible Preferred Stock
of
Global Med Technologies, Inc.
at
$1.22 Net Per Share of Common Stock
and
$1,694.44 Net Per Share of Series A Convertible Preferred Stock
by
Atlas Acquisition Corp.,
a wholly-owned subsidiary of
Haemonetics Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, BOSTON, MASSACHUSETTS TIME, ON MARCH 18, 2010, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 31, 2010 (the “Merger Agreement”), by and among Haemonetics Corporation, a Massachusetts corporation (“Haemonetics”), Atlas Acquisition Corp., a Colorado corporation and a direct wholly-owned subsidiary of Haemonetics, and Global Med Technologies, Inc., a Colorado corporation (“Global Med”). The board of directors of Global Med (including all of the members of the special committee of the board of directors) has (1) (i) determined that the Merger Agreement, the Offer and the Merger (each as defined herein) are advisable and in the best interests of Global Med stockholders, (ii) approved the Offer and the Merger in accordance with the Colorado Business Corporation Act and the Colorado Corporations and Associations Act, and (iii) adopted the Merger Agreement and (2) recommended that the stockholders of Global Med accept the Offer and tender their shares of Global Med Common Stock, $0.01 par value per share (the “Common Shares”), and shares of Series A Convertible Preferred Stock, $0.01 par value per share (the “Preferred Shares” and, together with the Common Shares, the “Shares”) in the Offer, and if required by applicable law, adopt and approve the Merger Agreement and approve the Merger. See the “Introduction” to this Offer to Purchase.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration date (1) that number of Common Shares which, when added to any Common Shares owned by Haemonetics, us or any other controlled subsidiary of Haemonetics, represents a majority of the outstanding Common Shares on a fully diluted basis (which means the sum of the following: (i) the total number of outstanding Common Shares, (ii) the number of Common Shares issuable upon the conversion of all outstanding Preferred Shares (excluding Preferred Shares owned by Haemonetics, us or any other controlled subsidiary of Haemonetics or validly tendered in the Offer and not withdrawn), and (iii) the number of Common Shares issuable upon the exercise or conversion of all outstanding options and warrants, and other outstanding obligations of Global Med) and (2) a majority of the outstanding Preferred Shares. The Offer is also subject to the satisfaction of certain other conditions set forth in this Offer to Purchase. See Section 14 — “Certain Conditions of the Offer” of this Offer to Purchase.

Questions and requests for assistance may be directed to D. F. King & Co., Inc., the Information Agent for the Offer, at the address and telephone number set forth on the back cover of this Offer to Purchase. Stockholders of Global Med may obtain additional copies of this Offer to Purchase, the Letter of Transmittal for the Preferred Shares or the Letter of Transmittal for the Common Shares (each, as the context requires, the “Letter of Transmittal”), a Notice of Guaranteed Delivery or any other tender materials from the Information Agent and may also contact their brokers, dealers, banks, trust companies or other nominees for copies of these documents.

February 19, 2010

IMPORTANT

Any stockholder desiring to tender all or any portion of such stockholder’s Shares must:

1. For Shares that are registered in such stockholder’s name and held as physical certificates:

•	Complete and sign the appropriate Letter of Transmittal in accordance with the instructions in such Letter of Transmittal.

•	Have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal.

•	Mail or deliver the Letter of Transmittal, the certificates for such Shares and any other required documents to Computershare Trust Company, N.A. (the “Depositary”).

2. For Shares that are registered in such stockholder’s name and held in book-entry form:

•	Complete and sign the appropriate Letter of Transmittal in accordance with the instructions in such Letter of Transmittal or prepare an Agent’s Message (as defined in Section 2 — “Procedures for Tendering Shares” of this Offer to Purchase).

•	If using the Letter of Transmittal, have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal.

•	Deliver an Agent’s Message or the Letter of Transmittal, together with any other documents required by the Letter of Transmittal to the Depositary.

•	Transfer the Shares through book-entry transfer into the Depositary’s account.

3. For Shares that are registered in the name of a broker, dealer, bank, trust company or other nominee:

•	Contact such broker, dealer, bank, trust company or other nominee and request that such broker, dealer, bank, trust company or other nominee tender the Shares to us before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares and any other required documents must reach the Depositary before the expiration of the Offer (currently scheduled for 12:00 midnight, Boston, Massachusetts time, on March 18, 2010, unless extended), unless the procedures for guaranteed delivery described in Section 2 — “Procedures for Tendering Shares” of this Offer to Purchase are followed. The method of delivery of the Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder.

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SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, $0.01 par value per share, of Global Med Technologies, Inc., and all outstanding shares of Series A Convertible Preferred Stock, par value $0.01 per share, of Global Med Technologies, Inc.

Price Offered Per Common Share:	$1.22 per share in cash, without interest, less any applicable withholding taxes.

Price Offered Per Preferred Share:	$1,694.44 per share in cash, without interest, less any applicable withholding taxes.

Scheduled Expiration of Offer:	12:00 midnight, Boston, Massachusetts time on March 18, 2010.

Purchaser:	Atlas Acquisition Corp., a direct wholly-owned subsidiary of Haemonetics Corporation.

Global Med Board Recommendation:	The board of directors of Global Med (including all of the members of the special committee of the board of directors) recommended that you accept the Offer and tender your Shares pursuant to the Offer.

The following are some of the questions that you, as a stockholder of Global Med, may have and answers to those questions as well as references to where in this Offer to Purchase you might find additional information. We urge you to carefully read the remainder of this Offer to Purchase, the Letter of Transmittal applicable to your Shares and the other documents to which we have referred because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my Global Med Shares?

Our name is Atlas Acquisition Corp. We are a direct wholly-owned subsidiary of Haemonetics. We are a Colorado corporation formed for the purpose of acquiring all of the outstanding Shares of Global Med. See the “Introduction” and Section 9 — “Certain Information Concerning Haemonetics and Acquisition Corp.” of this Offer to Purchase.

What are the classes and amounts of Global Med securities that you are offering to purchase in the Offer?

We are seeking to acquire all issued and outstanding Common Shares and Preferred Shares. See the “Introduction” of this Offer to Purchase.

How much are you offering to pay?

We are offering to pay $1.22 per share, net to you, in cash, for each outstanding Common Share and $1,694.44 per share, net to you, in cash, for each outstanding Preferred Share, in each case less any applicable withholding taxes. See the “Introduction” of this Offer to Purchase.

How was the offer price for the Preferred Shares determined?

Each Preferred Share is convertible into 1,388.88889 Common Shares in accordance with the existing terms of Global Med’s Amended and Restated Certificate of Designations of Preferences, Rights and Limitations of the Preferred Shares. The offer price for the Preferred Shares was calculated by multiplying the offer price for the Common Shares, or $1.22, by 1,388.88889. The resulting per share offer price for the Preferred Shares is $1,694.44. See the “Introduction” of this Offer to Purchase.

Will I have to pay any fees or commissions?

You are responsible for paying any fees or expenses you incur in tendering your Shares in the Offer. If you are the record owner of your Shares and you tender your Shares to the Depositary for the Offer, Computershare Trust Company, N.A., you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. You are required to pay any transfer taxes incurred in connection with your transfer of the Shares in the Offer. See the “Introduction” of this Offer to Purchase.

Do you have the financial resources to make payment?

Haemonetics, our parent company, will provide us with sufficient funds to purchase all of the outstanding Common Shares and Preferred Shares that are validly tendered in the Offer and to pay our related fees and expenses. The Offer is not subject to any financing condition. See Section 10 — “Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. Our financial condition is not relevant to your decision to tender your Shares in the Offer because:

•	We have sufficient funds available through our parent company, Haemonetics, to purchase all Shares validly tendered in the Offer.

•	The Offer is not subject to any financing condition.

•	The Offer is for all of the outstanding Common Shares and Preferred Shares of Global Med, and we will purchase such Shares solely for cash.

•	If we consummate the Offer, we expect to acquire any remaining Shares for the same cash price through a second-step merger.

See Section 10 — “Source and Amount of Funds” of this Offer to Purchase.

Will the Offer be followed by a second-step merger if all of the Shares are not tendered in the Offer?

If the Offer is completed and the other conditions to the merger are satisfied or waived, we will merge with and into Global Med upon the vote of Global Med’s stockholders, if required by law. If the merger takes place, Haemonetics will own all of the Shares of Global Med and, subject to dissenters’ rights under applicable law, all Global Med stockholders who did not tender their Common Shares will receive $1.22 per share in cash, without interest, less any applicable withholding taxes, and all Global Med stockholders who did not tender their Preferred Shares will receive $1,694.44 per share in cash, without interest, less any applicable withholding taxes.

There are no dissenters’ rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer would have dissenters’ rights in connection with the merger under Colorado law if these rights are perfected. See the “Introduction” of this Offer to Purchase. See also Section 12 — “Purpose of the Offer; the Merger Agreement; Plans for Global Med,” of this Offer to Purchase for a description of the conditions to the merger and a summary of dissenters’ rights under Colorado law. For additional information regarding dissenters’ rights, you should review Article 113 (“Dissenters’ Rights”) of the Colorado Business Corporation Act.

What does the board of directors of Global Med think of the Offer?

The board of directors of Global Med (including all of the members of the special committee of the board of directors) has (1) determined that the Merger Agreement, the Offer and the merger are advisable and in the best interests of Global Med stockholders, (2) approved the Offer and the merger in accordance with the Colorado Business Corporation Act and the Colorado Corporations and Associations Act, and (3) adopted the

Merger Agreement. The board of directors of Global Med (including all of the members of the special committee of the board of directors) has also recommended that holders of the Shares accept the Offer, tender their Common Shares and Preferred Shares in the Offer, and if required by applicable law, adopt and approve the Merger Agreement and approve the merger. See the “Introduction” to this Offer to Purchase.

What is the top-up option and when could it be exercised?

If we and Haemonetics do not directly or indirectly own at least 90% of the Common Shares on a fully-diluted basis after the completion of the Offer, we have the option, subject to limitations, to purchase from Global Med a number of additional Common Shares at a price per share equal to the price per Common Share paid in the Offer sufficient to cause us to own one share more than 90% of the Common Shares on a fully-diluted basis, taking into account those shares issued upon the exercise of the top-up option. The purpose of the top-up option is to permit us to complete the merger without a special meeting of Global Med’s stockholders under the “short-form” merger provisions of Colorado law. The top-up option is only exercisable if, following our acceptance of shares tendered in the Offer and any subsequent offering periods, we and Haemonetics directly or indirectly own 80% or more of the outstanding Common Shares. We expect to exercise the top-up option, subject to the foregoing limitation and the other limitations set forth in the Merger Agreement, if we and Haemonetics own more than 90% of the issued and outstanding Preferred Shares after the completion of the Offer, but less than 90% of the issued and outstanding Common Shares necessary to effect the short-form merger. See Section 12 — “Purpose of the Offer; the Merger Agreement; Plans for Global Med — The Merger Agreement,” “— Top-Up Option” and “— ‘Short-Form’ Merger Procedure” of this Offer to Purchase.

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the second-step merger takes place, your Shares will be cancelled. Unless you exercise dissenters’ rights under Colorado law, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer. Therefore, if the merger takes place and you do not perfect your dissenters’ rights, the only difference between tendering your Shares and not tendering your Shares in the Offer is that you will be paid earlier if you tender your Shares. However, if the merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the Shares. Further, if the Common Shares are no longer held by 300 or more holders of record, the registration of the Common Shares under the Securities Exchange Act of 1934 may be terminated upon application of Global Med to the Securities and Exchange Commission and Global Med would cease making filings with the SEC and otherwise cease being required to comply with the SEC’s rules relating to publicly-held companies. If the registration of the Common Shares under the Exchange Act is terminated as described above and Global Med were to cease making filings with the SEC, the Common Shares would also no longer be eligible for quotation on the OTC Bulletin Board. See Section 7 — “Possible Effects of the Offer on the Market for the Shares; The OTC Bulletin Board; Exchange Act Registration” and Section 12 — “Purpose of the Offer; the Merger Agreement; Plans for Global Med” of this Offer to Purchase.

How long do I have to tender in the Offer?

You will have until 12:00 midnight, Boston, Massachusetts time, on March 18, 2010, to tender your Shares in the Offer, unless we extend the expiration date of the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in Section 1 — “Terms of the Offer” and Section 2 — “Procedures for Tendering Shares” of this Offer to Purchase.

Can the Offer be extended?

Our ability to extend the Offer is subject to the terms of the Merger Agreement and applicable law. If on the then scheduled expiration date of the Offer, any condition to the Offer has not been satisfied or waived by us, we may extend the Offer from time to time through June 30, 2010. Further, we are required to extend the Offer:

•	As may be required by applicable laws or interpretations or positions of the SEC or its staff.

•	In consecutive increments of up to five business days each until the earlier of:

•	Expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or any material applicable foreign antitrust statutes or regulations applicable to the Offer or the merger, or the resolution of any suit or proceeding by any governmental authority which could result in any legal restraint or prohibition deemed applicable to the merger or enforced by any governmental authority requiring Haemonetics or Global Med to divest assets or a line of business or to take or refrain from taking other actions.

•	June 30, 2010, unless all the other conditions to the Offer have been satisfied or waived by us except for those described in the preceding bullet in which case we will extend the Offer further, if necessary, but in no case later then August 15, 2010.

See Section 1 — “Terms of the Offer” and Section 14 — “Certain Conditions of the Offer” of this Offer to Purchase for additional information about our obligations to extend the Offer and the conditions to the Offer.

Will you provide a subsequent offering period?

We may, in our discretion, elect to provide a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act following our acceptance for payment of Shares in the Offer. The subsequent offering period will be at least three business days.

Although we reserve our right to provide a subsequent offering period, we do not currently intend to provide a subsequent offering period. During the subsequent offering period, if we provide one, you would be permitted to tender, but not withdraw, your Shares and receive $1.22 per Common Share and $1,694.44 per Preferred Share, net to you in cash, without interest but subject to any applicable tax withholding. See Section 1 — “Terms of the Offer” of this Offer to Purchase.

How will I be notified if the Offer is extended?

If we extend the Offer or provide a subsequent offering period, we will inform the Depositary of that fact and will make a public announcement of the extension or subsequent offering period no later than 9:00 a.m., Boston, Massachusetts time, on the next business day following the scheduled expiration date of the Offer. See Section 1 — “Terms of the Offer” of this Offer to Purchase.

What is the “Minimum Condition” to the Offer?

We are not obligated to purchase any Shares in the Offer unless there have been validly tendered and not withdrawn prior to the expiration of the Offer:

•	That number of Common Shares which, when added to any Common Shares already owned by Haemonetics, us or any other controlled subsidiary of Haemonetics, represents a majority of the outstanding Common Shares on a “fully diluted basis” (where on a “fully diluted basis” means the sum of the following: (1) the number of Common Shares outstanding, (2) the number of Common Shares issuable upon the conversion of all outstanding Preferred Shares (but excluding any Preferred Shares owned by Haemonetics, us or any other controlled subsidiaries or validly tendered in the Offer and not withdrawn), and (3) the number of Common Shares issuable pursuant to warrants, options or other outstanding obligations of Global Med) upon the expiration of the Offer; and

•	Preferred Shares which, when added to any Preferred Shares already owned by Haemonetics, us or any other controlled subsidiaries, represents at least a majority of the total number of outstanding Preferred Shares upon the expiration of the Offer.

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We refer to the conditions in the two bullet points above collectively as the “Minimum Condition.” The Offer is also subject to a number of other conditions. See Section 14 — “Certain Conditions of the Offer” of this Offer to Purchase.

Have any Global Med stockholders agreed to tender their Shares?

Yes. We and Haemonetics have entered into Tender and Support Agreements with the following officers, directors and stockholders of Global Med: Michael I. Ruxin, Thomas F. Marcinek and Victory Park Special Situations Master Fund Ltd. These agreements provide, among other things, that these persons will tender their Shares in the Offer. The stockholders may only withdraw their Shares from the Offer if the applicable Tender and Support Agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. As of January 31, 2010, the parties to the Tender and Support Agreements held approximately 18% of the outstanding Common Shares and 78% of the outstanding Preferred Shares. Global Med informed us that after we announced publicly the signing of the Merger Agreement, a holder of Preferred Shares exercised its right to convert its Preferred Shares into Common Shares. As a result of this conversion, the parties to the Tender and Support Agreements hold approximately 17% of the Common Shares and 100% of the Preferred Shares outstanding on the date of this Offer to Purchase. See the “Introduction” and Section 12 — “The Purpose of the Offer; the Merger Agreement; Plans for Global Med — Tender and Support Agreements” of this Offer to Purchase.

How do I tender my Shares?

If your Shares are registered in your name and are held as physical certificates, you must:

•	Complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal.

•	Have your signature on the Letter of Transmittal guaranteed if required by the instructions to the Letter of Transmittal.

•	Mail or deliver the Letter of Transmittal, the certificates for your Shares and any other documents required by the Letter of Transmittal to the Depositary.

If your Shares are registered in your name and are held in book-entry form, you must:

•	Complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 1 — “Terms of the Offer” of this Offer to Purchase).

•	If using the Letter of Transmittal, have your signature on the Letter of Transmittal guaranteed if required by the instructions to the Letter of Transmittal.

•	Deliver an Agent’s Message or the Letter of Transmittal, together with any other documents required by the Letter of Transmittal to the Depositary.

•	Transfer your Shares through book-entry transfer into the account of the Depositary.

If your Shares are held in street name (i.e., through a broker, dealer, bank, trust company or nominee), you must contact your broker, dealer, bank, trust company or other nominee and request that your Shares be tendered in the Offer.

For additional information on the procedures for tendering your Shares, see Section 2 — “Procedures for Tendering Shares” of this Offer to Purchase.

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the Depositary, while you still have the right to withdraw the Shares. See Section 1 — “Terms of the Offer” and Section 3 — “Withdrawal Rights” of this Offer to Purchase.

Until what time can I withdraw previously tendered Shares?

You can withdraw Shares at any time until the Offer has expired. Also, if we have not accepted and paid for your Shares by April 20, 2010, you can withdraw Shares at any time thereafter until we do accept your Shares for payment. You will not have the right to withdraw Shares tendered during any subsequent offering period, if we elect to provide one. See Section 3 — “Withdrawal Rights” of this Offer to Purchase.

Can holders of stock options participate in the tender offer?

The Offer is only for Shares and not for any options to acquire Shares. If you hold vested but unexercised stock options and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable stock option plan or option agreement, and tender the Shares received upon the exercise in accordance with the terms of the Offer. If you do not exercise your vested options, each vested option held by you will be cancelled at the effective time of the merger in exchange for a cash payment in an amount calculated by subtracting the exercise price for the option from $1.22, and multiplying that amount by the number of Shares subject to the option. Any unvested stock option or stock option with an exercise price that equals or exceeds $1.22 will be cancelled without consideration. See Section 12 — “The Purpose of the Offer; the Merger Agreement; Plans for Global Med — The Merger Agreement — Stock Options” of this Offer to Purchase.

Can holders of warrants participate in the tender offer?

The Offer is only for Shares and not for warrants to purchase Shares. If you hold exercisable warrants and you wish to participate in the Offer, you must exercise your warrants in accordance with the terms of the applicable warrant agreement, and tender the Shares received upon the exercise in accordance with the terms of the Offer. If you do not exercise your warrant prior to the expiration date of the Offer, the Merger Agreement provides for your warrant to be canceled in exchange for a cash payment in an amount calculated by subtracting the exercise price for the warrant from $1.22, and multiplying that amount by the number of Shares subject to the warrant, or such other amount or consideration as provided in the warrant. See Section 12 — “The Purpose of the Offer; the Merger Agreement; Plans for Global Med — The Merger Agreement — Warrants” of this Offer to Purchase.

Are there any compensation arrangements between Haemonetics and Global Med’s executive officers or other key employees?

Haemonetics has entered into an employment agreement with Michael I. Ruxin, currently Global Med’s Chairman and Chief Executive Officer, contingent on the closing of the merger. Haemonetics has also entered into an employment agreement with Thomas F. Marcinek, currently Global Med’s President and Chief Operating Officer, contingent on the closing of the merger. The terms and conditions of these employment arrangements are more fully described in Section 12 — “Purpose of the Offer; the Merger Agreement; Plans for Global Med — Employment Agreements” of this Offer to Purchase.

Additionally, Haemonetics may enter into employment, compensation, severance or other employee benefits arrangements with certain other of Global Med’s employees; however, the specific terms of these compensation arrangements have not been agreed upon.

When and how will I be paid for my tendered Shares?

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), and provided that the Offer has not been terminated, we will accept for payment and promptly pay for all Shares validly tendered prior to the expiration date and not validly withdrawn. If we provide a subsequent offering period, we will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period. See Section 4 — “Acceptance for Payment and Payment for Shares” of this Offer to Purchase.

What is the market value of my Shares as of a recent date?

On January 29, 2010, the last full trading day before Haemonetics and Global Med publicly announced that they had signed the Merger Agreement, the last sale price of the Common Shares quoted on the OTC Bulletin Board was $0.74 per share. On February 18, 2010, the last full trading day before we commenced the Offer, the last sale price of the Common Shares quoted on the OTC Bulletin Board was $1.20 per share. We advise you to obtain a recent quotation for Common Shares of Global Med in deciding whether to tender your Shares. See Section 6 — “Price Range of the Shares; Dividends on the Shares” of this Offer to Purchase.

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer. See Section 5 — “Certain U.S. Federal Income Tax Consequences” of this Offer to Purchase.

To whom can I talk if I have questions about the tender offer?

If you have questions or you need assistance, you should contact D. F. King & Co., Inc., who is acting as the Information Agent for the Offer, at the following address and telephone number:

D. F. King & Co., Inc.

48 Wall Street
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 549-6697

To: All Holders of Common Stock and Series A Convertible Preferred Stock of Global Med Technologies, Inc.

INTRODUCTION

Atlas Acquisition Corp., a Colorado corporation (“Acquisition Corp.”) and direct wholly-owned subsidiary of Haemonetics Corporation, a Massachusetts corporation (“Haemonetics”), hereby offers to purchase all of the outstanding shares of Common Stock, $0.01 par value per share (“Common Shares”), and shares of Series A Convertible Preferred Stock, $0.01 par value per share (the “Preferred Shares” and, together with the Common Shares, the “Shares”), of Global Med Technologies, Inc., a Colorado corporation (“Global Med”), at a price of $1.22 per share, net to you, in cash, for each outstanding Common Share and $1,694.44 per share, net to you, in cash, for each outstanding Preferred Share, in each case less any applicable withholding tax (such prices, or any higher prices per share as may be paid pursuant to the Offer, are referred to in this Offer to Purchase as the “Common Stock Offer Price” and the “Preferred Stock Offer Price,” respectively) upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal for the Preferred Shares and the Letter of Transmittal for the Common Shares (each, as the context requires, the “Letter of Transmittal”), which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer.” The Preferred Shares are each convertible into 1,388.88889 Common Shares in accordance with the existing terms of Global Med’s Amended and Restated Certificate of Designations of Preferences, Rights and Limitations of the Preferred Shares (the “Certificate of Designation”). The Preferred Stock Offer Price is calculated by multiplying the Common Stock Offer Price, or $1.22, by 1,388.88889. The resulting Preferred Stock Offer price is $1,694.44 per share.

We are a Colorado corporation newly formed in connection with the Offer and the transactions contemplated by the Merger Agreement (as defined below). Haemonetics is a publicly-held blood management company whose shares are traded on The New York Stock Exchange under the symbol “HAE.” For additional information about us and Haemonetics, see Section 9 — “Certain Information Concerning Haemonetics and Acquisition Corp.” of this Offer to Purchase.

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions in connection with our purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through banks, brokers or other nominees should check with such institutions as to whether they charge any service fees. You are required to pay any stock transfer taxes with respect to the transfer and sale of Shares to us in the Offer, as described in Instruction 6 of the Letter of Transmittal. We will pay all fees and expenses of Computershare Trust Company, N.A., which is acting as the Depositary (the “Depositary”), and D. F. King & Co., Inc., which is acting as the Information Agent (the “Information Agent”), incurred in connection with the Offer. See Section 16 — “Fees and Expenses” of this Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 31, 2010 (the “Merger Agreement”), by and among Haemonetics, us and Global Med, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into Global Med, with the surviving entity, Global Med, becoming a direct wholly-owned subsidiary of Haemonetics (the “Merger”). At the effective time of the Merger (the “Effective Time”), each outstanding Common Share (other than Common Shares owned by us, Haemonetics, any controlled subsidiary of Haemonetics or Global Med or by stockholders, if any, who are entitled to and properly exercise dissenters’ rights under Colorado law) will be converted into the right to receive the Common Stock Offer Price in cash, without interest thereon. Each outstanding Preferred Share (other than Preferred Shares owned by us, Haemonetics, any wholly-owned subsidiary of Haemonetics or Global Med or by stockholders, if any, who are entitled to and properly exercise dissenters’ rights under Colorado law) will be converted into the right to receive the Preferred Stock Offer Price in cash, without interest thereon. Stockholders who validly exercise and perfect dissenters’ rights under Colorado law will receive a judicially determined fair value for their Shares, which value could be more or less than the consideration to be paid in the Merger.

The Merger Agreement is more fully described in Section 12 — “Purpose of the Offer; the Merger Agreement; Plans for Global Med” of this Offer to Purchase.

At a meeting held on January 31, 2010, the board of directors of Global Med (including all of the members of the special committee of the board of directors) (1) (i) determined that the Merger Agreement, the Offer and the Merger (each as defined herein) are advisable and in the best interests of

Global Med stockholders, (ii) approved the Offer and the Merger in accordance with the Colorado Business Corporation Act (the “CBCA”) and the Colorado Corporations and Associations Act (the “CAA”), and (iii) adopted the Merger Agreement and (2) recommended that the stockholders of Global Med accept the Offer and tender their Common Shares and Preferred Shares in the Offer, and if required by applicable law, adopt and approve the Merger Agreement and approve the Merger. The factors considered by the board of directors of Global Med in arriving at its decision to approve the Merger Agreement, the Offer and the Merger and to recommend that stockholders of Global Med accept the Offer and tender their Shares pursuant to the Offer will be described in Global Med’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which will be filed with the Securities and Exchange Commission (the “SEC”) and will be mailed to stockholders of Global Med.

Our payment for shares under the Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer: (1) that number of Common Shares which, when added to any Common Shares already owned by Haemonetics, us or any other controlled subsidiary of Haemonetics, represents a majority of the outstanding Common Shares on a “fully diluted basis” (where on a “fully diluted basis” means the sum of the following: (i) the number of Common Shares outstanding, (ii) the number of Common Shares issuable upon the conversion of all outstanding Preferred Shares (but excluding any Preferred Shares owned by Haemonetics, us or any other controlled subsidiaries or validly tendered in the Offer and not withdrawn), and (iii) the number of Common Shares issuable pursuant to warrants, options or other outstanding obligations of Global Med) upon the expiration of the Offer, and (2) Preferred Shares which, when added to any Preferred Shares already owned by Haemonetics, us or any other controlled subsidiaries, represents at least a majority of the total number of outstanding Preferred Shares upon the expiration of the Offer. We refer to such conditions together as the “Minimum Condition.” The Offer is also subject to certain other conditions, which are described in Section 14 — “Certain Conditions of the Offer” of this Offer to Purchase.

Consummation of the Merger is subject to a number of conditions, including: (1) adoption and approval by the holders of the Common Shares and the Preferred Shares of the Merger Agreement and the Merger, if such adoption and approval is required under Global Med’s amended and restated articles of incorporation or applicable law; (2) we shall have accepted Shares tendered pursuant to the Offer for payment; (3) all required regulatory approvals shall have been obtained and all statutory waiting periods applicable to the Merger shall have expired or been terminated; (4) no injunction shall have been issued by any court or agency of competent jurisdiction or other legal restraint preventing the consummation of the Merger shall be in effect; and (5) no law shall have been enacted or deemed applicable to the Merger which prohibits, or makes illegal, the consummation of the Merger.

In the event we acquire 90% or more of the outstanding Common Shares and 90% or more of the outstanding Preferred Shares pursuant to the Offer or otherwise, we will be able to merge with and into Global Med pursuant to the “short-form” merger provisions of the CBCA. The short-form merger will not require the approval of any remaining stockholders of Global Med. However, we would be required to give ten days’ prior notice to the then remaining stockholders of Global Med. If we are able to consummate the Merger pursuant to these provisions of the CBCA, the closing of the Merger would take place as soon as practicable after the expiration of this ten-day notice period, without any approval of the then remaining stockholders of Global Med.

Further, in order to facilitate a short-form merger following the completion of the Offer, Global Med has agreed to grant us an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Common Stock Offer Price up to that number of newly issued Common Shares (the “Top-Up Option Shares”) equal to the lesser of (1) the number of Common Shares that, when added to the number of Common Shares owned by us as of immediately prior to the exercise of the Top-Up Option, constitutes one share more than 90% of the number of Common Shares then outstanding on a fully diluted basis, taking into account those Common Shares issued upon the exercise of the Top-Up Option, and (2) the number of Common Shares that Global Med is authorized to issue under its articles of incorporation but that are not issued and outstanding (and are not otherwise reserved for issuance, including pursuant to the exercise of then exercisable stock options or warrants or the conversion of Preferred Shares not held directly or indirectly by Haemonetics) as of immediately prior to the exercise of the Top-Up Option. However, the Top-Up Option may not be exercised unless, following the time we accept Common Shares tendered in the Offer (the “Acceptance Date”) or after a subsequent offering period, 80% or more of the then outstanding Common Shares are directly or indirectly owned by us and Haemonetics. See

Section 12 — “Purpose of the Offer; the Merger Agreement; Plans for Global Med — The Merger Agreement,” “— Top-Up Option” and “— ‘Short-Form’ Merger Procedure” of this Offer to Purchase.

Global Med has informed us that, as of February 18, 2010, (1) 38,160,594 shares of Common Stock were issued and outstanding, (2) 6,420,271 shares of Common Stock were issuable upon the exercise of outstanding options, (3) 10,072,292 shares of Common Stock were issuable upon exercise of outstanding warrants and (4) 3,960 Preferred Shares were issued and outstanding. Based upon the foregoing, the Minimum Condition would be satisfied if (1) at least 30,076,579 Common Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer, assuming that all outstanding options and warrants as of February 18, 2010 are fully vested and are exercised, all of the Preferred Shares are not tendered in the Offer and are converted into Common Shares and all Common Shares issuable pursuant to all other outstanding obligations of Global Med are issued, and (2) at least 1,981 Preferred Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer, representing a majority of the outstanding Preferred Shares as of February 18, 2010. The actual number of Common Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of Common Shares that are outstanding, the number of options, warrants and other obligations outstanding and the number of Preferred Shares not tendered in the Offer, each as of the time of the expiration of the Offer. If the Minimum Condition is satisfied, and we accept for payment Shares tendered pursuant to the Offer, we will be entitled to designate a number of directors to the board of directors of Global Med as will give us representation thereon equal to at least that number of directors, rounded up to the next whole number, which is the product of (1) the total number of directors on the Global Med board of directors (giving effect to the directors elected pursuant to this sentence) multiplied by (2) the percentage that (i) such number of Shares so accepted for payment and paid for by us plus the number of Shares otherwise owned by Haemonetics, us or any other subsidiary of Haemonetics bears to (ii) the total number of Shares outstanding (on an as-converted basis with respect to Preferred Shares without regard to any limitations on conversion), and Global Med will, at such time, cause our designees to be so elected. See Section 12 — “Purpose of the Offer; the Merger Agreement; Plans for Global Med — The Merger Agreement,” “— Board of Directors” and Section 14 — “Certain Conditions of the Offer” of this Offer to Purchase.

We and Haemonetics have entered into Tender and Support Agreements with the following officers, directors and stockholders of Global Med: Michael I. Ruxin, Thomas F. Marcinek and Victory Park Special Situations Master Fund Ltd. These agreements provide, among other things, that these persons will tender their Shares in the Offer. The stockholders may only withdraw their Shares from the Offer if the applicable Tender and Support Agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. As of January 31, 2010, the parties to the Tender and Support Agreements held 6,585,548 Common Shares and 3,960 Preferred Shares which represented approximately 18% of the outstanding Common Shares and 78% of the outstanding Preferred Shares. In addition, as of January 31, 2010, the parties to the Tender and Support Agreements held options to purchase 1,500,000 Common Shares and warrants to purchase 4,125,000 Common Shares. Global Med informed us that after we announced publicly the signing of the Merger Agreement, a holder of Preferred Shares exercised its right to convert its Preferred Shares into Common Shares. As a result of this conversion, the parties to the Tender and Support Agreements hold approximately 17% of the Common Shares and 100% of the Preferred Shares outstanding on the date of this Offer to Purchase.

The Offer is made only for Shares and is not made for any stock options or warrants to acquire Shares. Holders of unexercised options to purchase Shares may exercise such options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. Holders of unexercised warrants to purchase Shares may exercise such warrants in accordance with the terms of the applicable warrant agreement and tender some or all of the Shares issued upon such exercise. See Section 12 — “Purpose of the Offer; the Merger Agreement; Plans for Global Med — Stock Options” and “— Warrants” of this Offer to Purchase. The tax consequences to holders of options and warrants of exercising those securities are not described under Section 5 — “Certain U.S. Federal Income Tax Consequences” of this Offer to Purchase.

Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in Section 5 — “Certain U.S. Federal Income Tax Consequences” of this Offer to Purchase.

This Offer to Purchase and the related Letters of Transmittal contain important information and you should read them carefully and in their entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay $1.22 per Common Share and $1,694.44 per Preferred Share, in each case, net to the seller in cash, without interest thereon, for all such Shares validly tendered prior to the Expiration Date and not theretofore validly withdrawn. The term “Expiration Date” means 12:00 midnight, Boston, Massachusetts time, on March 18, 2010, unless and until we have extended the period of time during which the Offer is open in accordance with the terms of the Merger Agreement or as may be required by law or the interpretations or positions of the SEC, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended, may expire.

Our ability to extend the Offer is subject to the terms of the Merger Agreement and applicable law. If on the then scheduled expiration date of the Offer, any condition to the Offer has not been satisfied or waived by us, we may extend the Offer from time to time through June 30, 2010. Further, we are required to extend the Offer:

•	As may be required by applicable laws or interpretations or positions of the SEC or its staff.

•	In consecutive increments of up to five business days each until the earlier of (i) expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or any material applicable foreign antitrust statutes or regulations applicable to the Offer or the Merger, or the resolution of any suit or proceeding by any governmental authority which could result in any legal restraint or prohibition deemed applicable to the Merger or enforced by any governmental authority requiring Haemonetics or Global Med to divest assets or a line of business or to take or refrain from taking other actions (a “Pending Matter”), and (ii) June 30, 2010, unless all the other conditions to the Offer have been satisfied or waived by us except for the Pending Matter in which case we will extend the Offer further, if necessary, but in no case later then August 15, 2010.

Such extension of the Offer will be effected by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., Boston, Massachusetts time, on the next business day after the Expiration Date. See Section 14 — “Certain Conditions of the Offer” of this Offer to Purchase for additional information about the conditions to the Offer.

If, at the Expiration Date of the Offer, all of the conditions to the Offer have been satisfied or waived, we may elect to provide a “subsequent offering period” of at least three business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer and receive the same per share amount paid in the Offer. During a subsequent offering period, we will immediately accept and promptly pay for Shares as they are tendered and tendering stockholders will not have withdrawal rights. We cannot elect to provide a subsequent offering period unless we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer to date, no later than 9:00 a.m., Boston, Massachusetts time, on the next business day after the Expiration Date and immediately begin the subsequent offering period. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so in our sole discretion.

Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

Subject to the next sentence, we may, at any time and from time to time, waive any condition to the Offer, by giving oral or written notice of such waiver to the Depositary. Without the prior written consent of Global Med, we will not:

•	Decrease the Common Stock Offer Price or Preferred Stock Offer Price.

•	Change the form of consideration payable in the Offer.

•	Waive or amend the Minimum Condition.

•	Decrease the number of Shares sought to be purchased by us pursuant to the Offer.

•	Impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Shares.

If by 12:00 midnight, Boston, Massachusetts time, on the Expiration Date, any or all of the conditions to the Offer have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, we may:

•	Terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders.

•	Waive all the unsatisfied conditions (except the Minimum Condition) and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn.

•	Except as set forth above, extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended.

•	Except as set forth above, amend the Offer.

Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof consistent with the requirements of the SEC. An announcement in the case of an extension will be made no later than 9:00 a.m., Boston, Massachusetts time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares). Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing press releases.

If we make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. We understand the SEC’s view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of ten business days may be required to allow adequate dissemination and investor response. A change in price or a change in percentage of securities sought generally requires an offer remain open for a minimum of ten business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled expiration date equals or exceeds the minimum extension period that would be required because of such amendment. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

As described above, we may, subject to certain conditions, elect to provide a subsequent offering period. In the event we elect to provide a subsequent offering period, we will announce and begin the subsequent offering period in the notice announcing the results of the Offer that is issued no later than 9:00 a.m., Boston, Massachusetts time, on the next business day after the Expiration Date.

Global Med has provided us with Global Med’s stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letters of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Procedures for Tendering Shares

Valid Tender.  A stockholder must follow one of the following procedures to validly tender Shares pursuant to the Offer:

•	For Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal properly completed and duly executed, any required signature guarantees and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date.

•	For Shares held in book-entry form, either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered pursuant to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date.

•	The tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” prior to the Expiration Date.

The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined below), is at the election and risk of the tendering stockholder. Shares and other required materials will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer of Shares, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant of the Book-Entry Transfer Facility’s system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.” Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal:

•	If the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 2, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal.

•	If Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s certificates for Shares are not immediately available or the book-entry transfer procedures cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder’s tender may be effected if all the following conditions are met:

•	Such tender is made by or through an Eligible Institution.

•	A properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us (the “Notice of Guaranteed Delivery”), is received by the Depositary at it address set forth on the back cover of this Offer to Purchase prior to the Expiration Date.

•	Either (1) the certificates for tendered Shares together with a Letter of Transmittal, properly completed and duly executed, any required signature guarantees and any other required documents are received by the Depositary at its address set forth on the back cover of this Offer to Purchase within three trading days after the date of execution of such Notice of Guaranteed Delivery; or (2) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under “Book-Entry Transfer,” either a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents are received by the Depositary at its address set forth on the back cover of this Offer to Purchase, such Shares are delivered pursuant to the book-entry transfer procedures described above and a Book-Entry Confirmation is received by the Depositary, in each case within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which quotations are available for shares quoted on the OTC Bulletin Board.

The Notice of Guaranteed Delivery may be delivered or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. During a subsequent offering period, if any, for Shares to be validly tendered, the Depositary must receive the required documents and certificates as set forth in the related Letter of Transmittal. Stockholders will not be permitted to tender Shares by means of guaranteed delivery during a subsequent offering period.

Other Requirements.  Payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	Share certificates (or a timely Book-Entry Confirmation).

•	Properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal).

•	Any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Common Stock Offer Price or the Preferred Stock Offer Price for the Common Shares or the Preferred Shares, respectively, regardless of any extension of the Offer or any delay in making payment.

Appointment as Proxy.  By executing a Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message, in lieu of a Letter of Transmittal), a tendering stockholder will irrevocably appoint our designees as such stockholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be deemed effective). Our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any special meeting in connection with the Merger and, to the extent permitted by applicable law and Global Med’s amended and restated articles of incorporation and bylaws, any other annual, special or adjourned meeting of Global Med’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Global Med stockholders.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or facsimile thereof), Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any or all tenders determined by us not to be in proper or complete form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. Neither we nor any of Haemonetics, Global Med, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other related documents thereto) will be final and binding. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

Backup Withholding.  In order to avoid “backup withholding” of U.S. federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number on a Form W-9, certify under penalties of perjury that such taxpayer identification number is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct taxpayer identification number or fails to provide the required certifications, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer should complete and sign the Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to us and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Foreign stockholders should complete and sign an appropriate Form W-8 (instead of a Form W-9) in order to avoid backup withholding. The various IRS Forms W-8 may be obtained from the IRS’s website, at http://www.irs.gov/. See Instruction 9 to the Letter of Transmittal.

Tender Constitutes Binding Agreement.  Our acceptance for payment of Shares validly tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

3.	Withdrawal Rights

Except as otherwise provided in this Section 3, tenders of Shares are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn in accordance with the procedures set forth below at any time prior to the Expiration Date and, unless previously accepted and paid for pursuant to the Offer, at any time after April 20, 2010.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2 — “Procedures for Tendering Shares” of this Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures described in Section 2 — “Procedures for Tendering Shares” of this Offer to Purchase at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered in a subsequent offering period, if any, under Rule 14d-11 of the Exchange Act, and no withdrawal rights apply during a subsequent offering period under Rule 14d-11 with respect to Shares tendered in the Offer and previously accepted for payment. See Section 1 — “Terms of the Offer” of this Offer to Purchase.

We will determine in our sole discretion all questions as to the form and validity (including time of receipt) of any notice of withdrawal, which determination will be final and binding. Neither we nor any of Haemonetics, Global Med, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

4.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), and provided that the Offer has not been terminated as described in Section 1 — “Terms of the Offer” of this Offer to Purchase, we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn in accordance with Section 3 — “Withdrawal Rights” of this Offer to Purchase. If we provide a subsequent offering period, we will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period. Subject to the terms of the Merger Agreement, we expressly reserve the right, in our sole discretion, to delay acceptance for payment of or payment for Shares, or if other conditions to our obligations described in Section 14 — “Certain Conditions of the Offer” of this Offer to Purchase are not satisfied. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer). If we are delayed in our acceptance for payment of or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer, then, without prejudice to our rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 3 — “Withdrawal Rights” of this Offer to Purchase.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	The certificates for such Shares, together with a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees.

•	In the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2 — “Procedures for Tendering Shares” of this Offer to Purchase, a Book-Entry Confirmation and either a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, as described in Section 2 — “Procedures for Tendering Shares” of this Offer to Purchase.

•	Any other documents required by the Letter of Transmittal.

The amount paid to any holder of Shares tendered in the Offer will be the highest per Common Share or per Preferred Share consideration, as applicable, paid to any other holder of Common Shares or Preferred Shares, respectively, for such Shares that are tendered in the Offer.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to us and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering stockholders for the purpose of receiving payment and transmitting payment to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, as promptly as practicable after the expiration or termination of the Offer, the certificates representing unpurchased Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures described in Section 2 — “Procedures for Tendering Shares” of this Offer to Purchase, the Depositary will notify the Book-Entry Transfer Facility of our decision not to accept the Shares and such Shares will be credited to an account maintained at the Book-Entry Transfer Facility).

We reserve the right to transfer or assign, in whole or from time to time in part, to Haemonetics, or to one or more direct or indirect wholly-owned subsidiaries of Haemonetics, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

5.	Certain U.S. Federal Income Tax Consequences

The following is a general summary of certain U.S. federal income tax consequences relevant to a stockholder whose Shares are (1) tendered and purchased for cash pursuant to the Offer or (2) converted to cash in the Merger. This discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that may be relevant to stockholders. The summary is based on the current provisions of the

Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, judicial decisions and administrative rulings, all of which are subject to change, possibly with retroactive effect. The tax consequences to any particular stockholder may differ depending on that stockholder’s own circumstances and tax position. For example, the following general summary may not be applicable with respect to Shares received pursuant to the exercise of employee stock options or otherwise as compensation or with respect to holders of Shares who are subject to special tax treatment under the Code such as life insurance companies, tax-exempt organizations, financial institutions, S corporations, partnerships and other pass-through entities, trusts, shareholders liable for the alternative minimum tax, dealers in securities or currencies, traders who elect to apply a mark-to-market method of accounting, U.S. expatriates and persons who are holding Shares as part of a straddle, conversion, constructive sale, hedge or hedging or other integrated transaction. If a partnership holds Shares, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership holding Shares, you should consult your tax advisors. This discussion assumes that the Shares are held as “capital assets” within the meaning of Section 1221 of the Code. This discussion does not address estate or gift tax or the consequences of the transactions described herein under the tax laws of any state, local or foreign jurisdiction. Stockholders are urged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger.

U.S. Stockholders.  The following is applicable to stockholders that are United States persons for U.S. federal income tax purposes (“U.S. Stockholders”). U.S. Stockholders include stockholders that are citizens or residents of the United States, corporations created or organized under the laws of the United States or any political subdivision thereof, certain trusts which have a valid election to be treated as a United States person, or whose administration is subject to the primary supervision of a United States court and which have one or more United States persons who have authority to control all of their substantial decisions, and estates that are subject to United States federal income taxation regardless of the source of their income.

The receipt of cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes.

Generally, for U.S. federal income tax purposes, a tendering stockholder or a stockholder who receives cash in exchange for Shares in the Merger will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer or Merger and the adjusted tax basis in the Shares tendered by the stockholder and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be. Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be. Any gain or loss recognized by such stockholder will be capital gain or loss. Any capital gain or loss will be long-term capital gain or loss if such stockholder’s holding period for the Shares exceeds one year. In the case of non-corporate stockholders, long-term capital gains are currently eligible for reduced rates of taxation. A non-corporate stockholder may only use capital losses to offset capital gains and up to $3,000 of ordinary income in a taxable year. Corporate stockholders may only use capital losses to offset capital gains.

Non-U.S. Stockholders.  The following is applicable to stockholders that are not U.S. Stockholders (such stockholders, “Non-U.S. Stockholders”).

Any gain realized on the receipt of cash pursuant to the Offer or the Merger by a Non-U.S. Stockholder generally will not be subject to United States federal income tax unless:

•	The gain is effectively connected with a trade or business of the Non-U.S. Stockholder in the United States (or, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-U.S. Stockholder).

•	In the case of a non-resident alien individual, the individual is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

An individual Non-U.S. Stockholder described in the first bullet point above generally will be subject to United States federal income tax on the net gain derived from the Offer or the Merger under regular graduated U.S. federal income tax rates. If a Non-U.S. Stockholder that is a foreign corporation falls under the first bullet point above, it generally will be subject to tax on its net gain in the same manner as if it were a

U.S. corporation and, in addition, may be subject to a branch profits tax equal to 30% of its effectively connected income (or at such lower rate as may be specified by an applicable income tax treaty). An individual Non-U.S. Stockholder described in the second bullet point immediately above will be subject to a flat 30% tax (or at such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the Offer or the Merger, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

Backup Withholding.  A stockholder (other than certain exempt stockholders including, among others, all corporations) that tenders Shares or receives cash for its Shares in the Merger may be subject to a 28% backup withholding tax, unless the stockholder provides its taxpayer identification number and certifies that such number is correct, provides certain other certifications, and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder that does not furnish a required taxpayer identification number or that does not otherwise establish a basis for an exemption from backup withholding may also be subject to a penalty imposed by the IRS. See “Backup Withholding” under Section 2 — “Procedures for Tendering Shares.” Each U.S. stockholder should complete and sign the Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding. Non-U.S. stockholders should complete the appropriate Form W-8. See Instruction 9 to the Letter of Transmittal.

If backup withholding applies to a stockholder, the Depositary is required to withhold 28% from payments to such stockholder and the IRS may impose a penalty on such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder by filing a U.S. federal income tax return.

6.	Price Range of the Shares; Dividends on the Shares

The Common Shares are quoted on the OTC Bulletin Board under the symbol “GLOB.” The following table sets forth the range of high and low sales prices for the Common Shares for each quarterly period in the following fiscal years:

	High	Low

Fiscal Year Ended December 31, 2008:
First Quarter	$1.31	$0.79
Second quarter	1.60	1.05
Third Quarter	1.50	1.00
Fourth Quarter	1.30	0.56
Fiscal Year Ended December 31, 2009:
First Quarter	$0.95	$0.31
Second Quarter	1.01	0.43
Third Quarter	1.14	0.62
Fourth Quarter	0.95	0.68
Fiscal Year Ending December 31, 2010:
First Quarter (through February 18, 2010)	$1.22	$0.57

On January 29, 2010, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sales price on the OTC Bulletin Board for the Common Shares was $0.74 per share. On February 18, 2010, the last full trading day before commencement of the Offer, the last reported sales price on the OTC Bulletin Board for the Common Shares was $1.20 per share. Stockholders are urged to obtain current market quotations for the Common Shares.

There is no public trading market for the Preferred Shares.

According to its Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC, Global Med historically has not declared or paid any cash dividends on the Common Shares and it does not intend to declare or pay any cash dividends on the Common Shares in the foreseeable future. Under the Merger Agreement, Global Med is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Haemonetics.

7.	Possible Effects of the Offer on the Market for the Shares; The OTC Bulletin Board; Exchange Act Registration

Market for the Shares.  The purchase of Common Shares pursuant to the Offer will reduce the number of holders of Common Shares and the number of Common Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Common Shares held by the public. There is no public trading market for the Preferred Shares.

The OTC Bulletin Board.  If the registration of the Common Shares under the Exchange Act is terminated as described below and Global Med were to cease making filings with the SEC, the Common Shares would no longer be eligible for quotation on the OTC Bulletin Board.

Exchange Act Registration.  The Common Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Global Med to the SEC if the Common Shares are no longer held by 300 or more holders of record. Termination of registration of the Common Shares under the Exchange Act would reduce the information required to be furnished by Global Med to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Global Med, such as the short-swing profit-recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy or information statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Global Med and persons holding “restricted securities” of Global Med to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. The purchase of the Common Shares pursuant to the Offer may result in the Common Shares becoming eligible for deregistration under the Exchange Act. We intend to seek to cause Global Med to apply for termination of registration of the Common Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met. If registration of the Common Shares under the Exchange Act were terminated and filings ceased to be made with the SEC, the Common Shares would no longer be eligible for quotation on the OTC Bulletin Board.

8.	Certain Information Concerning Global Med

Global Med is a Colorado corporation with its principal offices at 12600 West Colfax, Suite C-420, Lakewood, Colorado 80215. The telephone number at that location is (303) 238-2000. According to its Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC, Global Med is an international medical software company that develops regulated and non-regulated products and services for the healthcare industry. Global Med’s Common Shares are quoted on the OTC Bulletin Board under the symbol “GLOB.”

Available Information.  Global Med is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning Global Med’s directors and officers, their remuneration, stock options and other matters, the principal holders of Global Med’s securities and any material interest of such persons in transactions with Global Med is required to be disclosed in Global Med’s Annual Reports on Form 10-K and proxy statements distributed to Global Med’s stockholders, each as filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, DC 20549. The SEC also maintains an Internet Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Except as otherwise stated in this Offer to Purchase, the information concerning Global Med contained herein has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. Although we and Haemonetics do not have any knowledge that any such information is untrue, neither we nor Haemonetics take any responsibility for the accuracy or completeness of such information or for any failure by Global Med to disclose events that may have occurred and may affect the significance or accuracy of any such information.

Certain Projected Financial Information.  Global Med’s management has informed Haemonetics and us that they do not as a matter of course make public projections as to future performance, earnings or other results, and they are especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates and the uncertainties in the current economy. However, in connection with Haemonetics’ review of Global Med, Global Med provided Haemonetics with non-public financial forecasts in December 2009. A summary of these financial forecasts is set forth below.

PROJECTED FINANCIAL INFORMATION

Fiscal Year 2009*
(based on actual results for the first three quarters of 2009 and estimated results for the fourth quarter of 2009)

Total Revenue	EBITDA**	Net Income
$32,594,000	$4,216,000	$1,505,000

Fiscal Year 2010 Budget

Total Revenue	EBITDA**	Net Income
$36,842,000	$5,091,000	$1,816,000

*	The projected financial information for full fiscal year 2009 as presented to Haemonetics excludes the reversal of a legal reserve in connection with the settlement of a lawsuit and related bonus expense.

**	Earnings before interest, taxes, deprecation and amortization.

In addition, Global Med previously provided Haemonetics with additional non-public financial projections in April 2009, which included fiscal years 2010 through 2013 (as well as budgeted amounts for 2009 that were superseded by the fiscal year 2009 information delivered in December and presented above). These financial projections were prepared by Global Med for delivery to Haemonetics, while the projected financial information set forth above was prepared for Global Med’s internal use. Global Med has informed Haemonetics that the April 2009 financial projections were based on the assumption that Haemonetics would acquire Global Med and were not projections as to the financial performance of Global Med as a stand-alone business. In particular, these financial projections reflected assumptions regarding growth rates and the addition of major new customers and assumed that Global Med would no longer be subject to the costs of being a public company beginning in year 2010. These financial projections estimated total revenue, EBITDA and net income in each of 2010, 2011, 2012 and 2013, respectively, as follows: total revenue of $39.4 million, $49.8 million, $54.6 million and $57.5 million; EBITDA of $8.2 million, $15.0 million, $18.1 million and $19.8 million; and net income of $3.0 million, $7.8 million, $9.7 million and $10.7 million.

Although Haemonetics was provided with projections, neither we nor Haemonetics relied on these projections in deciding whether to enter into the Merger Agreement. Global Med has advised Haemonetics and us that the financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, Global Med has further advised Haemonetics and us that the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants and that the financial projections do not comply with generally accepted accounting principles. The summary of these financial forecasts is included in this Offer to Purchase because these financial forecasts were made available by Global Med to Haemonetics and us and not to influence a stockholder’s decision whether to tender his or her Shares in the Offer.

These financial projections were prepared by, and are the responsibility of, Global Med’s management. Inclusion of the financial projections in this Offer to Purchase shall not be deemed an admission or representation by Global Med, Haemonetics or us that they are viewed by Global Med, Haemonetics or us as material information of Global Med or Haemonetics.

All projections are forward-looking statements. These financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Global Med’s management. Global Med has advised Haemonetics and us that important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to, general economic conditions, irregular sales cycles, customer demand, inability to secure new customers, dependency on channel partners, fluctuations in cash flows, inability to successfully pursue and/or integrate acquisitions, competition, failure of research and development activities, failure to protect intellectual property rights, failure to comply with governmental regulations and requirements, exposure to product liability claims, dependence on key personnel, risks associated with international operations, foreign exchange risks, and the other factors described in Item 1A — “Risk Factors” of Global Med’s annual report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC. In addition, Global Med has advised Haemonetics and us that the financial forecasts may be affected by Global Med’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which Global Med’s management made the financial forecasts necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Global Med’s control. The financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, Global Med, Haemonetics and we cannot give assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these financial forecasts in this Offer to Purchase should not be regarded as an indication that any of Global Med, Haemonetics, us or their or our respective affiliates, advisors or representatives considered or consider the financial forecasts to be predictive of actual future events, and the financial forecasts should not be relied upon as such. None of Global Med, Haemonetics, us or their or our respective affiliates, advisors, officers, directors, partners or representatives can give any assurance that actual results will not differ from these financial forecasts, and neither we nor any of them undertakes any obligation to update or otherwise revise or reconcile the financial forecasts to reflect circumstances existing after the date such financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. We, Haemonetics and, to the knowledge of Haemonetics and us, Global Med do not intend to make publicly available any update or other revisions to these financial forecasts. Neither we nor Haemonetics, nor any of our or its respective affiliates, advisors, officers, directors, partners or representatives have made or make any representation to any stockholder or other person regarding the ultimate performance of Global Med compared to the information contained in these financial forecasts or that forecasted results will be achieved. Global Med has made no representation to Haemonetics or us, in the Merger Agreement or otherwise, concerning these financial forecasts.

Stockholders are cautioned not to place undue reliance on the projections included in this Offer to Purchase.

9.	Certain Information Concerning Haemonetics and Acquisition Corp.

Information Concerning Haemonetics and Acquisition Corp.  Haemonetics is a Massachusetts corporation with its principal executive offices located at 400 Wood Road, Braintree, Massachusetts 02184. The telephone number at that location is (781) 848-7100. Haemonetics is a publicly-held, global healthcare company dedicated to providing innovative blood management solutions for its customers. Together, Haemonetics’ devices and consumables, information technology platforms, and consulting services deliver a suite of business solutions to help its customers improve clinical outcomes and reduce the cost of healthcare for blood collectors, hospitals, and patients around the world. Haemonetics’ technologies address important medical markets: blood and plasma component collection, the surgical suite, and hospital transfusion services. Haemonetics’ shares are traded on the New York Stock Exchange under the symbol “HAE.”

The common stock of Haemonetics is registered under the Exchange Act and, in accordance therewith, Haemonetics is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Copies of such information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Washington, DC 20549. Such reports and information should also be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, DC 20549. The SEC also maintains an Internet Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Acquisition Corp. is a Colorado corporation that was organized for the purpose of acquiring all of the outstanding Shares of Global Med and, to date, has engaged in no other activities other than those incidental to the Offer and the Merger Agreement. Acquisition Corp. is a direct wholly-owned subsidiary of Haemonetics. Until immediately prior to the time it purchases Shares pursuant to the Offer, it is not anticipated that Acquisition Corp. will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer. Acquisition Corp. is not subject to the informational filing requirements of the Exchange Act. The principal executive offices of Acquisition Corp. are located c/o Haemonetics at 400 Wood Road, Braintree, Massachusetts 02184. The telephone number at that location is (781) 848-7100.

The name, citizenship, business address, business telephone number and past and present principal occupations during the past five years of, and certain other information regarding, each officer and director of Haemonetics and Acquisition Corp. is set forth in Annex I to this Offer to Purchase.

Neither Haemonetics, Acquisition Corp., nor, to the best knowledge of Haemonetics and Acquisition Corp., any of the persons listed in Annex I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Haemonetics, Acquisition Corp., nor, to the best knowledge of Haemonetics and Acquisition Corp., any of the persons listed in Annex I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

Past Contacts, Transactions, Negotiations and Agreements.  Except as set forth in Section 11 — “Contacts and Transactions with Global Med; Background of the Offer” of this Offer to Purchase and elsewhere in this Offer to Purchase:

•	None of Haemonetics, Acquisition Corp., or, to the best knowledge of Haemonetics and Acquisition Corp., any of the persons listed in Annex I to this Offer to Purchase, or any associate or majority-owned subsidiary of any of the foregoing (1) beneficially owns or has a right to acquire any Shares or any other equity securities of Global Med; (2) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Global Med; or (3) has effected any transaction in the Shares or any other equity securities of Global Med during the past 60 days.

•	During the past two years, there have not been any transactions which would be required to be disclosed under the rules and regulations of the SEC between any of Haemonetics, Acquisition Corp., or any of their respective subsidiaries, or, to the best knowledge of Haemonetics and Acquisition Corp., any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and Global Med or any of its executive officers, directors or affiliates, on the other hand.

•	During the past two years, there have not been any negotiations, transactions or material contacts between any of Haemonetics, Acquisition Corp., any of their respective subsidiaries or, to the best knowledge of Haemonetics and Acquisition Corp., any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and Global Med or its affiliates, on the other hand, concerning any merger, consolidation, acquisition, tender offer for or other acquisition of securities of Global Med, any election of directors of Global Med, or any sale or other transfer of a material amount of assets of Global Med.

10.	Source and Amount of Funds

We estimate that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and the Merger, make required payments in respect of Global Med’s outstanding options and warrants and pay related fees and expenses will be approximately $62 million.

Haemonetics will ensure that we have sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and to fulfill its obligations under the Merger Agreement. Haemonetics will be able to provide us with the necessary funds. We do not have any alternative financing arrangements or plans.

As of December 26, 2009, Haemonetics had approximately $168,993,000 in cash and cash equivalents.

The Offer is not contingent upon us or Haemonetics establishing any financing arrangements.

11.	Contacts and Transactions with Global Med; Background of the Offer

Haemonetics’ goal is to be the leading provider of blood management solutions for its customers. In particular, Haemonetics believes information technology is critical to the blood supply chain continuum and a large strategic opportunity. Four years ago, Haemonetics determined that a fundamental aspect of the strategy to achieve this goal involved acquiring companies with complementary products or technology. To execute this strategy, Haemonetics regularly evaluates different strategic transactions to enhance stockholder value.

On March 14, 2008, Michael Ruxin, Global Med’s chairman and chief executive officer and Christopher Lindop, Haemonetics’ chief financial officer and vice president of business development, spoke via telephone regarding potential relationships between Haemonetics and Global Med.

On April 24, 2008, Brad Nutter, who was then Haemonetics’ chief executive officer and is now the executive chairman of the Haemonetics board of directors, and Mr. Lindop had an introductory telephone conversation with Dr. Ruxin and Thomas Marcinek, Global Med’s chief operating officer.

On June 3, 2008, Messrs. Nutter and Lindop met in Chicago, Illinois with Dr. Ruxin and Mr. Marcinek to discuss general industry developments.

In December 2008, a representative of Global Med’s principal stockholder contacted Mr. Lindop and discussed a possible transaction involving Global Med. Haemonetics’ representatives did not have any further conversations with the stockholder or any of its representatives regarding a possible business combination transaction until the week of January 25, 2010.

On January 27, 2009, Mr. Lindop called Dr. Ruxin to discuss scheduling an in-person meeting among Haemonetics’ and Global Med’s executive leaders. Thereafter, on March 23, 2009, Mr. Nutter, Mr. Lindop and Brian Concannon, who was then Haemonetics’ chief operating officer and shortly thereafter became its chief executive officer, met with Dr. Ruxin and Mr. Marcinek in Denver, Colorado. At this meeting, the participants discussed Haemonetics’ and Global Med’s respective business profiles, general industry developments, and the potential for a strategic transaction between Global Med and Haemonetics.

On March 30, 2009, Haemonetics and Global Med entered into a mutual confidentiality agreement pursuant to which Haemonetics and Global Med each agreed to maintain the confidential nature of any non-public information shared with it by the other party.

On April 8, 2009, Dr. Ruxin sent an e-mail attaching a letter to Messrs. Concannon and Lindop regarding a potential business combination transaction and enclosing certain projected financial and capitalization information regarding Global Med.

On April 27, 2009, Dr. Ruxin and Messrs. Concannon, Lindop and Marcinek met in Braintree, Massachusetts. At this meeting, the participants continued to discuss, in general terms, a possible business combination transaction between the two companies. The following day, Dr. Ruxin and Mr. Marcinek met at Haemonetics’ corporate headquarters with various members of Haemonetics’ senior management team and provided additional details about Global Med’s business and technology.

During the weeks of May 4 and 11, 2009, Mr. Lindop and Dr. Ruxin had telephone conversations in which they continued their discussions regarding the potential framework for a business combination transaction. They also discussed the possibility of Dr. Ruxin and Mr. Marcinek being involved in the management of the Global Med business following such a transaction.

On May 14, 2009, Mr. Concannon sent Dr. Ruxin a response to his April 8th letter regarding the exploration of a possible acquisition of Global Med by Haemonetics.

On May 28, 2009, Dr. Ruxin requested that further discussions about any potential business combination transaction be directed to Global Med’s outside counsel at K&L Gates LLP. Thereafter, on June 9, 2009, Mr. Lindop and James O’Shaughnessy, Haemonetics’ general counsel, had a telephone conversation with a representative of K&L Gates in which Mr. Lindop explained that because of unrelated priorities, Haemonetics would be suspending further discussions regarding a potential business combination transaction with Global Med until at least late summer 2009.

On July 28, 2009, the Haemonetics board of directors held a regularly-scheduled meeting at which they discussed the possible acquisition of Global Med and decided to postpone further consideration of a business combination transaction until the board’s next scheduled meeting in October 2009.

On August 26, 2009, Dr. Ruxin and Mr. Marcinek contacted Mr. Concannon and Mr. Lindop regarding the possibility of resuming discussions regarding a potential business combination between the parties. Mr. Concannon and Mr. Lindop indicated that Haemonetics was not in a position to resume discussions at that time.

In late October 2009, Anthony Pare, Haemonetics’ vice president of mergers and acquisitions, met with Dr. Ruxin and Mr. Marcinek at the Association for Blood Banks meeting in New Orleans, Louisiana. During these meetings, they discussed a possible business combination transaction between the two companies as well as several of Global Med’s products. Mr. Pare also informed Dr. Ruxin and Mr. Marcinek that Haemonetics would not take further actions, if any, in respect of a potential business combination transaction with Global Med until after the next meeting of the Haemonetics board of directors.

On October 29, 2009, the Haemonetics board of directors held a regularly-scheduled meeting at which they again discussed the possible acquisition of Global Med. At this meeting, the board authorized Haemonetics’ management to send Global Med a non-binding indication of interest to acquire all of the capital stock of Global Med, and also formed an investment advisory committee to advise management on behalf of the board in connection with the proposed transaction.

On November 8, 2009, Mr. Concannon sent a letter to Dr. Ruxin containing Haemonetics’ non-binding indication of interest to acquire Global Med for $1.15 to $1.25 in cash per fully-diluted Share. The letter indicated that the proposal was subject to Haemonetics’ due diligence review of Global Med’s business, finances and operations and the negotiation of an acceptable definitive agreement. The letter also proposed a 30-day exclusivity period. Shortly thereafter, Mr. Concannon telephoned Dr. Ruxin and discussed the content of the letter and the basis for the proposal.

On November 13, 2009, Robert Gilmore, the chairman of the special committee of the Global Med board of directors, telephoned Mr. Lindop to introduce himself.

On November 19, 2009, Mr. Gilmore authorized Haemonetics to begin its due diligence examination of certain books and records of Global Med, which were to be established in an electronic data room. On that same day, Mr. Pare sent a due diligence request list to Global Med. Shortly thereafter and continuing throughout the negotiation process, Global Med made the electronic data room containing due diligence materials regarding Global Med available to Haemonetics, Haemonetics’ representatives conducted a due diligence review of Global Med’s business, finances and operations, and representatives of the parties had numerous discussions with respect to the due diligence process.

On November 25, 2009, Haemonetics sent a proposed exclusivity agreement to Mr. Gilmore proposing a period of exclusivity which would last until December 23, 2009, during which Global Med would negotiate a strategic transaction only with Haemonetics. Over the next week, Haemonetics, with the assistance of representatives from Goodwin Procter LLP, and Global Med, with the assistance of representatives from Ducker, Montgomery, Aronstein & Bess P.C., counsel to the special committee of the Global Med board, negotiated the terms of the exclusivity agreement. On December 2, 2009, Global Med and Haemonetics executed an exclusivity agreement which provided for a period of exclusivity through January 4, 2010. During this period, Global Med agreed to negotiate a strategic transaction only with Haemonetics, subject to the fulfillment by Global Med of existing contractual obligations and its right to respond to unsolicited acquisition proposals in certain circumstances.

On December 2, 2009, members of Haemonetics’ senior management met with the investment advisory committee of the Haemonetics board of directors to review the progress of due diligence and the status of negotiations.

During the week of December 7, 2009, Haemonetics’ personnel and certain of their advisors conducted in-person visits at Global Med’s El Dorado Hills, California and Phoenix, Arizona facilities.

On December 11, 2009, representatives from senior management of Global Med and Haemonetics had a teleconference to discuss, in general terms, a communications plan in the event that a definitive agreement were to be reached.

During the week of December 14, 2009, Haemonetics personnel conducted in-person visits at Global Med’s Lyon, France facility and met with Global Med senior managers who presented the Global Med international business to Haemonetics’ personnel to provide some background for the due diligence efforts.

On December 15, 2009, Goodwin Procter delivered an initial draft of a merger agreement to Ducker Montgomery. On December 23, 2009, K&L Gates delivered a revised draft of the merger agreement to Goodwin Procter. Also during that week, Goodwin Procter delivered an initial draft of a tender and support agreement to K&L Gates. Haemonetics requested that all directors and executive officers of Global Med execute a tender and support agreement in connection with the proposed transaction; however, the members of the special committee would not agree to enter into tender and support agreements based on their articulated desire to remain independent in evaluating the transaction.

On December 17, 2009, the compensation committee of the Haemonetics board of directors met to discuss the terms of employment for Dr. Ruxin and Mr. Marcinek with respect to their potential employment by Haemonetics following the proposed transaction. On December 21, 2009, Haemonetics delivered to Ducker Montgomery initial drafts of employment agreements with Dr. Ruxin and Mr. Marcinek.

On December 19, 2009, Mr. Lindop and Mr. Gilmore had a telephone discussion during which they discussed timing of the proposed transaction.

During the week of December 21, 2009, Haemonetics’ advisors conducted further regulatory compliance due diligence at Global Med’s El Dorado Hills, California facility.

On December 31, 2009, members of Haemonetics’ senior management met with the investment advisory committee of the Haemonetics board of directors to review the progress of due diligence and the status of negotiations.

Following a call on December 31, 2009 among the parties’ counsel and Mr. Lindop concerning the tender offer structure and valuation, general discussions among the parties and Haemonetics’ due diligence efforts were temporarily suspended through January 7, 2010, while the transaction structure and valuation continued to be discussed.

On January 4, 2010, the exclusivity period under the initial exclusivity agreement between Haemonetics and Global Med expired without extension.

On January 8, 2010, the parties resumed negotiations on the documentation for the transaction and during the next few weeks, representatives of Goodwin Procter, K&L Gates and Ducker Montgomery and Haemonetics’ general counsel had multiple telephone conversations to discuss, and exchanged drafts of, the merger agreement and other documents related to the proposed transaction.

During the week of January 11, 2010, Haemonetics’ advisors conducted further regulatory compliance due diligence at Global Med’s El Dorado Hills, California facility.

On January 14, 2010, Mr. Gilmore sent an e-mail to Mr. Lindop to inform Haemonetics that Global Med had received an inquiry from a third party regarding the potential investigation of a business combination transaction with Global Med.

On January 22, 2010, Mr. Lindop telephoned Mr. Gilmore and informed him that, based upon Haemonetics’ due diligence which was substantially complete, Haemonetics was willing to offer $1.22 per Share on a fully-diluted basis in the proposed transaction. Mr. Lindop indicated that, in order for Haemonetics to proceed, all outstanding disclosure schedules would need to be delivered by Global Med and the principal terms of the merger agreement would need to be finalized by January 24th, and also requested that the special committee confirm its agreement to move forward with a transaction on those terms by the morning of January 25th.

On January 24, 2010, Mr. Gilmore sent an e-mail to Mr. Lindop indicating that Global Med was prepared to move forward at the proposed price of $1.22 per Share on a fully-diluted basis. Thereafter, on January 25, 2010, Global Med and Haemonetics executed a letter agreement re-commencing the period of exclusivity contemplated by the original exclusivity agreement until 11:59 p.m. (Mountain Time), on January 31, 2010, to give the parties additional time to continue negotiations.

On January 25, 2010, Haemonetics’ management met with the investment advisory committee of the Haemonetics board of directors to discuss the proposed transaction.

During the week of January 25, 2010, the parties continued their negotiation of a merger agreement, Global Med’s disclosure schedules to the merger agreement, and other documents related to the proposed transaction. Also during that week, Dr. Ruxin and Mr. Marcinek commenced negotiations of their employment agreements with Haemonetics, as there had been no negotiations regarding these agreements following their delivery on December 15, 2009.

Also during the week of January 25th, Haemonetics entered into a confidentiality agreement with Victory Park Capital Advisors LLC, the investment manager of Victory Park Special Situations Master Fund Ltd., Global Med’s principal stockholder. Thereafter, Haemonetics and representatives of Victory Park and their respective counsel discussed the potential transaction and Haemonetics requested that Victory Park enter into a tender and support agreement providing for Victory Park Special Situations Master Fund Ltd. to tender its Shares in the Offer and otherwise support the Merger.

On January 28, 2010, the Haemonetics board of directors met in person with members of Haemonetics’ management and reviewed the proposed terms of the Merger Agreement and related matters. At this meeting, the Haemonetics board approved the terms of the Merger Agreement, the related documents and the transactions contemplated thereby.

Also, on January 28, 2010, the compensation committee of the Haemonetics board met in person. At the meeting, the compensation committee reviewed and approved the employment agreements with Dr. Ruxin and Mr. Marcinek that would be effective upon completion of the Merger and the provisions of the Merger Agreement regarding employee benefits and other compensatory matters.

On January 29, 2010, Mr. Gilmore sent an e-mail to Mr. Lindop to inform Haemonetics that Global Med had received an inquiry from another third party regarding the potential investigation of a business combination transaction with Global Med. Thereafter, Mr. Lindop requested that Mr. Gilmore confirm that Global Med was prepared to move forward with negotiations for a potential signing on January 31st.

On January 31, 2010, the Global Med board of directors (including all of the members of the special committee) determined that the Merger Agreement, the Offer and the Merger are advisable and in the best interests of Global Med stockholders, approved the Offer and the Merger, adopted the Merger Agreement, and recommended that the stockholders of Global Med accept the Offer and tender their Shares in the Offer, and if required by applicable law, adopt and approve the Merger Agreement and approve the Merger.

Later that night, Victory Park, Dr. Ruxin and Mr. Marcinek executed and delivered their respective Tender and Support Agreement with Haemonetics and Acquisition Corp.; Dr. Ruxin and Mr. Marcinek executed and delivered their post-Merger employment agreements with Haemonetics; and the parties executed and delivered the Merger Agreement.

On February 1, 2010, before the start of trading on the New York Stock Exchange, Haemonetics and Global Med issued a joint press release announcing the definitive agreement and Haemonetics’ intent to acquire the Shares.

On February 19, 2010, we commenced the Offer.

12.	Purpose of the Offer; the Merger Agreement; Plans for Global Med

Purpose

The purpose of the Offer is to enable Haemonetics, through Acquisition Corp., to acquire control of Global Med and is the first step in the acquisition of all of the outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise.

The Merger Agreement

The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is an exhibit to the Tender Offer Statement on Schedule TO that we and Haemonetics have filed with the SEC and which is hereby incorporated in this Offer to Purchase by reference. Copies of the Tender Offer Statement on Schedule TO together with all exhibits thereto, including the Merger Agreement, may be obtained and examined as set forth in Section 9 — “Certain Information Concerning Haemonetics and Acquisition Corp.” of this Offer to Purchase. Stockholders should read the Merger Agreement in its entirety for a more complete description of the matters summarized below.

The Offer.  The Merger Agreement provides that we will commence the Offer as promptly as reasonably practicable following the date of the Merger Agreement and that, upon the terms and subject to the satisfaction or waiver of the conditions of the Offer, we will purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer. The conditions of the Offer are set forth in Section 14 — “Certain Conditions of the Offer” of this Offer to Purchase.

Top-Up Option.  Pursuant to the Merger Agreement, Global Med has agreed to grant us an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Common Stock Offer Price up to that number of newly issued Common Shares (the “Top-Up Option Shares”) equal to the lesser of (1) the number of Common Shares that, when added to the number of Common Shares owned by us as of immediately prior to the exercise of the Top-Up Option, constitutes one share more than 90% of the Common Shares on a fully diluted basis, taking into account those Shares issued upon the exercise of the Top-Up Option, and (2) the number of Common Shares that Global Med is authorized to issue under its articles of incorporation but that are not issued and outstanding or otherwise reserved for issuance as of immediately prior to the exercise of the Top-Up Option. The Top-Up Option is only exercisable if, following our acceptance of Shares tendered in the Offer and any subsequent offering periods, we and Haemonetics directly or indirectly own 80% or more of the outstanding Common Shares. The purpose of this provision is to facilitate a short-form merger following completion of the Offer.

The Merger.  The Merger Agreement provides that, following the satisfaction or waiver of the conditions described below under “Conditions to the Merger,” (1) we will be merged with and into Global Med and our separate corporate existence will thereupon cease, and (2) Global Med will be the surviving corporation in the Merger and will become a direct wholly-owned subsidiary of Haemonetics. Each issued Common Share or Preferred Share (other than any Shares owned by Haemonetics, us, any other wholly-owned subsidiary of Haemonetics or Global Med, or by stockholders, if any, who are entitled to and who properly exercise dissenters’ rights under Colorado law) will be converted into the right to receive, respectively, the Common Stock Offer Price or the Preferred Stock Offer Price in cash, without interest thereon.

Vote Required to Approve Merger.  The CBCA and the CAA require, among other things, that Global Med’s board of directors approve the Merger Agreement and, if the short-form merger procedure described below is not available, that the holders of a majority of each of the outstanding (1) Common Shares and (2) Preferred Shares, in each case voting or consenting as a separate class adopt and approve the Merger Agreement and approve the Merger (the “Global Med Stockholder Approval”). If stockholder adoption is required by the CBCA and the CAA, Global Med will (subject to applicable legal requirements and requirements of its amended and restated articles of incorporation and bylaws) call and hold a meeting of, or solicit written consents from, its stockholders as soon as practicable following the consummation of the Offer for the purpose of adopting and approving the Merger Agreement. If the Minimum Condition in the Offer is satisfied and we accept for payment Shares tendered pursuant to the Offer, we will have sufficient voting power to approve the Merger Agreement at a meeting of Global Med stockholders (or by written consent in lieu thereof) without the affirmative vote of any other Global Med stockholder.

“Short-Form” Merger Procedure.   The CBCA provides that, if a parent company owns at least 90% of the outstanding shares of each class of a subsidiary’s stock entitled to vote to adopt a merger agreement, the parent company may merge that subsidiary with the parent company pursuant to the “short-form” merger procedures without the approval of the other stockholders of the subsidiary. In order to consummate the Merger pursuant to these provisions of the CBCA, we would have to own at least 90% of the outstanding Common Shares and 90% of the outstanding Preferred Shares. In addition, we would be required to give ten days prior notice to the then remaining stockholders of Global Med. If we are able to consummate the Merger pursuant to these provisions of the CBCA, the closing of the Merger would take place as soon as practicable after the expiration of this ten-day notice period, without any approval of the then remaining stockholders of Global Med.

Conditions to the Merger.  The Merger Agreement provides that the obligations of each party to effect the Merger are subject to the satisfaction or waiver of certain conditions, including the following:

•	The Global Med Stockholder Approval will have been obtained, if required.

•	We will have accepted Shares tendered pursuant to the Offer for payment.

•	All required regulatory approvals will have been obtained and all statutory waiting periods applicable to the Merger will have expired or been terminated.

•	No injunction will have been issued by any court or agency of competent jurisdiction or other legal restraint preventing the consummation of the Merger will be in effect.

•	No law will have been enacted or deemed applicable to the Merger which prohibits, or makes illegal, the consummation of the Merger.

Termination of the Merger Agreement.  The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Merger, whether before or after adoption of the Merger Agreement by the stockholders of Global Med:

(a) By mutual written consent of Haemonetics and Global Med.

(b) By either Haemonetics or Global Med if we have not accepted for payment the Shares tendered pursuant to the Offer on or before June 30, 2010 (the “Outside Date”) or if the Offer is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased thereunder (as long as a breach of the Merger Agreement by the party seeking to terminate is not the cause of such failure to accept payment for the Shares or such termination or withdrawal of the Offer) unless the Outside Date is extended automatically until no later than August 15, 2010 because an event set forth in clause 3(a) of Section 14 — “Certain Conditions of the Offer” is occurring.

(c) By Haemonetics prior to the Acceptance Date, in the event of a breach by Global Med of any representation, warranty, covenant or other agreement contained in the Merger Agreement that (1) would result in any of the events set forth in clauses 3(d), (e) or (f) of Section 14 — “Certain Conditions of the Offer” of this Offer to Purchase to occur and (2) has not been cured within 15 calendar days following notice by Haemonetics or, if the Outside Date is less than 15 calendar days from the notice by Haemonetics, has not been or cannot reasonably be expected to be cured by the Outside Date.

(d) By Global Med prior to the Acceptance Date, in the event of a breach by Haemonetics or Acquisition Corp. of any representation, warranty, covenant or other agreement contained in the Merger Agreement that (1) would result in any of the representations and warranties of Haemonetics and Acquisition Corp. set forth in the Merger Agreement not being true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or similar terms set forth therein), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on (subject to certain exceptions) the business, assets, liabilities, condition or results of operations of Haemonetics or the ability of Haemonetics to consummate the transactions contemplated by the Merger Agreement and (2) has not been cured within 15 calendar days following notice by Global Med or, if the Outside Date is less than 15 calendar days from the notice by Global Med, has not been or cannot reasonably be expected to be cured by the Outside Date.

(e) By Haemonetics prior to the Acceptance Date, if since the date of the Merger Agreement, any “Seller Material Adverse Effect” (as defined below) occurs which cannot reasonably be expected to be remedied by the Outside Date.

(f) By Haemonetics, if prior to the Acceptance Date (1) the board of directors of Global Med fails to publicly recommend to Global Med’s stockholders that they tender their shares in the Offer and/or vote in favor of the adoption and approval of the Merger Agreement and approval of the Merger, including by failing to recommended acceptance of the Offer and adoption and approval of the Merger Agreement and approval of the Merger by Global Med’s stockholders in the Schedule 14D-9, (2) the board of directors of Global Med effects an Adverse Recommendation Change (as defined below), (3) the board of directors of Global Med approves, or recommends that Global Med’s stockholders accept or approve, or takes a neutral position with respect to, an Acquisition Proposal (as defined below), or fails to recommend that Global Med’s stockholders not tender their Shares pursuant to an Acquisition Proposal, (4) Global Med breaches its Non-Solicit Obligations (as defined below) in any material respect, or (5) the board of directors of Global Med resolves to do any of the foregoing.

(g) By Global Med, if prior to the Acceptance Date, the board of directors of Global Med effects an Adverse Recommendation Change in respect of a Superior Proposal (as defined below) in accordance with, and not in breach of, its obligations under the Merger Agreement, including its Non-Solicit Obligations, and simultaneously with such termination Global Med is entering into a definitive agreement with respect to such Superior Proposal.

In the event that the Merger Agreement is terminated for any reason set forth above, the Merger Agreement will immediately become void and have no effect, and none of Haemonetics, us or Global Med or any of the subsidiaries, officers or directors of any of them will have any liability or obligation of any nature whatsoever thereunder, or in connection with the transactions contemplated thereby, except for certain enumerated exceptions. Notwithstanding the foregoing, neither Haemonetics nor Global Med will be relieved or released from any liabilities or damages arising out of its willful breach of any provision of the Merger Agreement or any other agreement delivered in connection therewith or any fraud.

Alternative Acquisition Proposals.  The Merger Agreement requires Global Med and its directors, officers, employees, affiliates, agents, investment bankers, financial advisors, attorneys, accountants, brokers, finders, consultants or representatives (collectively, “Representatives”) to cease and cause to be terminated any and all existing activities, discussions or negotiations with any person with respect to, or that may reasonably be expected to lead to, a:

•	Merger, tender offer, recapitalization, reorganization, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving Global Med.

•	Sale, lease, license, exchange, mortgage, pledge, transfer or other acquisition of assets that constitute at least 15% of the assets of Global Med and its subsidiaries, taken as a whole.

•	Purchase, tender offer or other acquisition (including by way of merger, consolidation, stock exchange or otherwise) of beneficial ownership (the term “beneficial ownership” for purposes of the Merger Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing 15% or more of the outstanding Common Shares or Preferred Shares or 15% or more of the total voting power of Global Med or any of its subsidiaries.

Each of the above three bullet points, and any inquiry, indication of interest, proposal or offer for any transaction or series of related transactions involving such matters, is referred to in the Merger Agreement and this Offer to Purchase as an “Acquisition Proposal,” except that none of the Offer, the Merger or the other transactions contemplated by the Merger Agreement constitute an “Acquisition Proposal.” A “Superior Proposal” is any unsolicited, bona fide written Acquisition Proposal (with all references to 15% in the definition of Acquisition Proposal being treated as references to 100% for these purposes) made by a third party that the board of directors of Global Med determines in good faith, after consultation with its outside legal counsel and a reputable financial advisor, is reasonably capable of being consummated on the terms proposed without unreasonable delay, is not subject to a financing condition (and if financing is required, such financing is then fully committed to the third party), and if consummated would be more favorable from a financial point of view to Global Med’s stockholders than this Offer and the Merger, taking into account all financial, regulatory, legal and other aspects of such Acquisition Proposal, including, without limitation, the likelihood of consummation and the availability of fully committed financing.

Non-Solicit Obligations.  Except as discussed below, from the date of the Merger Agreement until the earlier of termination of the Merger Agreement or the Effective Time, Global Med will not and will cause its Representatives not to, directly or indirectly:

•	Solicit, initiate, knowingly encourage or facilitate the submission of any inquiry, indication of interest, proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal.

•	Participate in or facilitate any discussions or negotiations regarding, or furnish any non-public information to any person or entity in connection with, an Acquisition Proposal.

•	Enter into any letter of intent or agreement in principle or other agreement related to an Acquisition Proposal (other than as described below) or enter into any agreement or agreement in principle requiring Global Med to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach its obligations under the Merger Agreement or resolve, propose or agree to do any of the foregoing.

•	Terminate, amend, waive or fail to enforce any rights under any “standstill” or other similar agreement between Global Med and any person or entity.

Each of the obligations in the above four bullet points is referred to in this Offer to Purchase as a “Non-Solicit Obligation.”

However, if Global Med has not breached its Non-Solicit Obligations and Global Med or its Representatives receive an unsolicited bona fide written Acquisition Proposal from a third party that the board of directors of Global Med determines in good faith, after consultation with its outside legal counsel and a reputable financial advisor, constitutes, or is reasonably likely to lead to, a Superior Proposal, and the board of directors of Global Med determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would violate its applicable fiduciary duties, Global Med may:

•	Furnish information to the third party making such Acquisition Proposal (a “Qualified Bidder”).

•	Engage in discussions or negotiations with the Qualified Bidder and its Representatives with respect to the Acquisition Proposal; provided that (1) Global Med receives from the Qualified Bidder an executed confidentiality agreement (the terms of which are no less favorable to Global Med than those contained in its confidentiality agreement with Haemonetics discussed below), (2) at least 48 hours prior to engaging in such discussions or negotiations, or furnishing such non-public information, Global Med gives Haemonetics written notice of the identity of such Qualified Bidder and all of the terms and conditions of such Acquisition Proposal (including, if in written form, a copy of such Acquisition

Proposal), and (3) Global Med simultaneously provides or makes available to Haemonetics any non-public information concerning Global Med provided or made available to such Qualified Bidder which was not previously provided or made available to Haemonetics.

Except as discussed below, neither the board of directors of Global Med nor any committee of the board of directors of Global Med may:

•	Withdraw, amend, modify or change in a manner adverse to Haemonetics or us the recommendation of the board of directors of Global Med to Global Med’s stockholders that they tender their shares in the Offer and/or vote in favor of the adoption and approval of the Merger Agreement and approval of the Merger.

•	Propose publicly to withdraw, amend, modify, change in a manner adverse to Haemonetics or us the recommendation of the board of directors of Global Med to Global Med’s stockholders that they tender their shares in the Offer and/or vote in favor of the adoption and approval of the Merger Agreement and approval of the Merger.

•	Fail to reaffirm the recommendation of the board of directors of Global Med to Global Med’s stockholders that they tender their shares in the Offer and/or vote in favor of the adoption and approval of the Merger Agreement and approval of the Merger within five business days following a request by Haemonetics.

•	Approve, adopt or recommend any Acquisition Proposal, take a neutral position with respect to an Acquisition Proposal, or fail to recommend rejection with regard to any tender offer other than the Offer.

Each of the actions or inactions in the above four bullet points would constitute, and is referred to in the Merger Agreement and this Offer to Purchase as, an “Adverse Recommendation Change.” Notwithstanding the above described prohibitions, the board of directors of Global Med may effect an Adverse Recommendation Change at any time prior to the Acceptance Date if:

•	The board of directors of Global Med has received an Acquisition Proposal from a third party that constitutes a Superior Proposal.

•	Global Med has not breached its Non-Solicit Obligations.

•	The board of directors of Global Med reasonably determines in good faith (after consultation with its outside legal counsel), that, in light of such Superior Proposal, the failure of the board of directors of Global Med to effect an Adverse Recommendation Change would be a violation of its applicable fiduciary duties.

•	Prior to effecting such Adverse Recommendation Change, the board of directors of Global Med will have given Haemonetics at least five business days’ notice thereof and the opportunity to meet with Global Med and its outside legal counsel, with the purpose and intent of enabling Haemonetics and Global Med to discuss in good faith a modification of the terms and conditions of the Merger Agreement so that the transactions contemplated thereby, including the Offer, may be effected (and if a third party making an Acquisition Proposal referred to in this sentence modifies a material term of its proposal, the five business day period referred to in this sentence will recommence).

•	At the end of such five business day period (and absent a material modification to the Acquisition Proposal), the board of directors of Global Med determines in good faith, after taking into account all amendments or modifications proposed by Haemonetics and after consultation with its outside legal counsel and a reputable financial advisor, that such Acquisition Proposal remains a Superior Proposal relative to the Offer and the other transactions contemplated by the Merger Agreement.

None of the foregoing obligations will prohibit Global Med from complying with Rule 14e-2 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to an Acquisition Proposal if, in the good faith judgment of the board of directors of Global Med or a committee of the board of directors of Global Med, after consultation with its outside legal counsel, failing to take such action would violate its obligations under applicable law, except that any Adverse Recommendation Change will only be made in compliance with the above five bullet points.

In addition to the foregoing obligations, Global Med must notify Haemonetics promptly (but in any event within 24 hours) of the receipt, directly or indirectly, of any inquiries, discussions, negotiations, proposals, expressions of interest or requests for information with respect to, or which could lead to, an Acquisition Proposal, including the identity of the person or entity making any such inquiry, request, proposal or expression of interest and all of the terms and conditions of such Acquisition Proposal (including, if in written form, a copy of such Acquisition Proposal). Global Med will keep Haemonetics promptly informed of the status, details, terms and conditions (including all amendments or proposed amendments) of any such inquiry, request, proposal, expression of interest or Acquisition Proposal, including, without limitation, by providing a summary of the progress thereof to Haemonetics (or its outside counsel) at reasonably agreeable times upon the request of Haemonetics, and will provide Haemonetics with at least 48 hours prior written notice of any meeting of the board of directors of Global Med or any committee thereof at which the board of directors of Global Med or such committee is expected to consider any Acquisition Proposal, an inquiry relating to a potential Acquisition Proposal, or a request to provide non-public information to any person.

Fees and Expenses; Termination Fee.  The Merger Agreement provides that, except as described below, all fees, costs and expenses incurred in connection with the Merger Agreement and the related transactions will be paid by the party incurring such expenses whether or not the Merger is consummated.

The Merger Agreement provides that Global Med will pay Haemonetics a termination fee of $2,600,000 if the Merger Agreement is terminated by Haemonetics pursuant to clause (f) under “Termination of the Merger Agreement” or in connection with and as a condition of termination of the Merger Agreement by Global Med pursuant to clause (g) under “Termination of the Merger Agreement.”

Global Med will also pay the termination fee to Haemonetics if:

•	the Merger Agreement is terminated by Global Med or Haemonetics pursuant to clause (b) or by Haemonetics pursuant to clause (c) under “Termination of the Merger Agreement”;

•	prior to such termination an Acquisition Proposal has been publicly announced, disclosed or otherwise communicated to the Global Med board of directors; and

•	within 12 months following such termination, Global Med has recommended to its stockholders or completed an Acquisition Proposal or entered into a definitive agreement to engage in an Acquisition Proposal (with all references to 15% in the definition of Acquisition Proposal being treated as references to 50% for this purpose), with any person other than Haemonetics and its affiliates.

In addition, in the event that Haemonetics terminates the Merger Agreement pursuant to clause (c) under “Termination of the Merger Agreement” in a situation where the termination fee is not payable, Global Med will reimburse Haemonetics for all out-of-pocket expenses incurred by Haemonetics in connection with the preparation of the Merger Agreement and the related transactions, including the commencement of the Offer, up to a maximum amount of $500,000. In addition, in the event that Global Med terminates the Merger Agreement pursuant to clause (d) under “Termination of the Merger Agreement,” Haemonetics will reimburse Global Med for all out-of-pocket expenses incurred by Global Med in connection with the preparation of the Merger Agreement and the related transactions, up to a maximum amount of $500,000.

Conduct of Business.  The Merger Agreement provides that during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the consummation of the Merger, Global Med will, except to the extent that Haemonetics otherwise consents in writing and except as otherwise expressly provided in the Merger Agreement, conduct its business in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws, and use commercially reasonable efforts to preserve substantially intact its business organizations and goodwill, keep available the services of its officers and employees and preserve the relationships with those persons or entities having business dealings with Global Med. Without limiting the generality of the foregoing, without the prior written consent of Haemonetics and except as otherwise specifically provided in the Merger Agreement, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the consummation of the Merger, Global Med has agreed to not:

•	Amend its or any of its subsidiaries’ articles of organization, articles of incorporation or bylaws, joint venture documents, partnership agreements or equivalent organizational documents.

•	Except upon the exercise prior to the Acceptance Date of stock options or warrants outstanding as of the date of the Merger Agreement or the conversion of any Preferred Shares outstanding as of the date of the Merger Agreement, issue, deliver, sell, pledge, transfer, dispose of or encumber any shares of capital stock or other equity or voting interests of Global Med or any of its subsidiaries, or any securities convertible into, exchangeable or exercisable for or representing the right to subscribe for, purchase or otherwise receive any such shares or interests or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock or other rights that are linked to the value of any capital stock of Global Med or any of its subsidiaries or the value of Global Med or any of its subsidiaries or any part thereof.

•	Effect any stock split, stock combination, stock reclassification, reverse stock split, stock dividend, recapitalization or other similar transaction.

•	Grant, confer or award any option, right, warrant, deferred stock unit, conversion right or other right not existing on the date of the Merger Agreement to acquire any of its shares of capital stock or shares of deferred stock, restricted stock awards, stock appreciation rights, “phantom” stock awards or other similar rights that are linked to the value of any capital stock of Global Med or any of its subsidiaries or the value of Global Med or any of its subsidiaries or any part thereof (whether or not pursuant to existing Global Med stock plans).

•	(1) Increase any compensation or benefit (other than in the ordinary course of business consistent with past practice to non-key employees) of, or enter into or amend in any material respect any employment or severance agreement with (or pay any amounts (other than in the ordinary course of business consistent with past practice to non-key employees) under any Global Med employee benefit program not otherwise due to) any Global Med personnel, (2) grant any bonuses to any Global Med personnel, (3) adopt any new Global Med employee benefit program (including any stock option, stock benefit or stock purchase plan) or amend or modify any existing Global Med employee benefit program in any material respect, or accelerate the vesting of any compensation (including equity-based awards) for the benefit of any Global Med personnel or grant or amend in any material respect any award under any Global Med employee benefit program (including the grant of any equity or equity-based or related compensation), (4) provide any funding for any rabbi trust or similar arrangement, or take any other action to fund or secure the payment of any compensation or benefit, (5) grant to any Global Med personnel any right to receive any severance, change in control, retention, termination or similar compensation or benefits or increases therein (other than, in the case of any non-key employee, the payment of continued welfare benefits in the ordinary course of business consistent with past practice), (6) hire or otherwise employ any individual other than in the ordinary course of business consistent with past practice or (7) terminate any key employee other than for cause (including misconduct or breach of company policy).

•	(1) Declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, stock or other property or any combination thereof) with respect to any shares of its capital stock or other equity or voting interests (other than dividends or distributions from a wholly-owned subsidiary of Global Med to another subsidiary of Global Med or to Global Med) or (2) directly or indirectly redeem, purchase or otherwise acquire any shares of capital stock of, or other equity or voting interest in, Global Med or any of its subsidiaries, or any options, warrants, calls or rights to acquire any such stock or other securities, other than in connection with tax withholdings and exercise price settlement upon the exercise of stock options or warrants outstanding on the date of the Merger Agreement.

•	(1) Transfer, sell, lease, sublease, license, sublicense or otherwise dispose of, or permit to lapse any rights to, any material assets or properties of Global Med or any of its subsidiaries (except for sales of Global Med products in the ordinary course of business consistent with past practice) or (2) mortgage or pledge any of the property or assets of Global Med or any of its subsidiaries, or subject any such property or assets to any other encumbrance.

•	Except in the ordinary course of business consistent with past practice, enter into, extend, renew, amend or terminate any Global Med contract or any material lease or sublease (excluding contracts with respect to capital expenditures, which are governed by the next bullet point); provided that in no event will Global Med enter into any procurement contracts which require or involve the payment by Global Med or any of its subsidiaries of more than $50,000 individually or $150,000 in the aggregate.

•	Make any capital expenditures in excess of $50,000 individually or $150,000 in the aggregate.

•	(1) Merge with, enter into a consolidation with or otherwise acquire a portion of the outstanding equity interests in any person or entity or acquire any portion of the assets or business of any person or entity (or any division or line of business thereof) or (2) otherwise acquire (including, through leases, subleases, licenses or sublicenses of real property) any material assets.

•	Write down or write up or fail to write down or write up the value of any receivables or revalue any assets of Global Med, other than in the ordinary course of business and in accordance with generally accepted accounting principles in the United States (“GAAP”).

•	Create, incur or assume any indebtedness for borrowed money, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another person or entity, enter into any agreement to maintain any financial statement condition of another person or entity or enter into any arrangement having the economic effect of any of the foregoing, except: (1) for letters of credit or replacement letters of credit entered into in the ordinary course of business and consistent with past practice; (2) for any indebtedness owed to Global Med by any of its direct or indirect wholly-owned subsidiaries; (3) for purchase money debt, capital leases or guarantees in the ordinary course of business not involving indebtedness of more than $50,000 individually or $150,000 in the aggregate; (4) in connection with the financing of ordinary course trade payables consistent with past practice; or (5) pursuant to existing credit facilities in the ordinary course of business up to a maximum of $1,000,000 in the aggregate outstanding at any time.

•	Change any of its methods, principles or practices of financial accounting currently in effect other than as required by GAAP as concurred by its independent registered accountants.

•	(1) Modify or amend in a manner that is adverse in a material respect to Global Med or any of its subsidiaries, or accelerate, terminate or cancel, any Global Med contract or (2) enter into, amend or modify any agreement or arrangement with persons or entities that are affiliates.

•	(1) Dispose of, transfer or license, on an exclusive basis to any person or entity, any Global Med intellectual property assets or any rights to or under any Global Med intellectual property assets, or (2) allow any Global Med intellectual property assets to expire, or be cancelled or abandoned.

•	Authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Global Med or any of its subsidiaries.

•	Form any subsidiary.

•	Settle, pay or discharge any (1) litigation related to the Merger Agreement or the transactions contemplated thereby, (2) litigation, investigation, or arbitration involving non-monetary damages or equitable relief, or (3) other litigation, investigation, or arbitration in excess of $100,000, either individually or in the aggregate.

•	Except as required by applicable law, enter into, materially amend or extend any collective bargaining or other labor agreement.

•	Enter into any agreement, understanding or arrangement with respect to the voting or registration of the capital stock of Global Med or any of its subsidiaries.

•	Fail to use reasonable commercial efforts to keep in force its current material insurance policies or replacement or revised provisions providing reasonable insurance coverage with respect to the assets, operations and activities of Global Med and its subsidiaries.

•	Knowingly take or fail to take any action in breach of the Merger Agreement or for the purpose of materially delaying or preventing (or which would be reasonably expected to materially delay or prevent) the consummation of the transactions contemplated thereby.

•	Authorize any of, or commit, resolve, offer or agree to take any of, the foregoing actions or any other action inconsistent with the foregoing.

Board of Directors.  The Merger Agreement provides that, upon the payment by us for Shares pursuant to the Offer, we will be entitled to designate a number of directors on the board of directors of Global Med as will give us representation thereon equal to at least that number of directors, rounded up to the next whole number, which is the product of (1) the total number of directors on the Global Med board of directors (giving effect to the directors elected pursuant to this sentence) multiplied by (2) the percentage that (i) such number of Shares so accepted for payment and paid for by us plus the number of Shares otherwise owned by Haemonetics, us or any other subsidiary of Haemonetics bears to (ii) the total number of Shares outstanding (on an as-converted basis with respect to Preferred Shares without regard to any limitations on conversion), and Global Med will, at such time, cause our designees to be so elected. Global Med will, upon our request, use its best efforts either to increase the size of the board of directors of Global Med or to secure the resignations of such number of Global Med’s incumbent directors as are necessary to effect this arrangement, provided that at all times prior to the Effective Time, the board of directors of Global Med may include at least two persons who were members thereof prior to the Effective Time or other independent directors designated as such persons’ replacements (the “Independent Directors”). In addition, Global Med will, if requested by us, also take all action necessary to cause persons designated to the board of directors of Global Med by us to constitute at least the same percentage (rounded up to the next whole number) as is on the board of directors of Global Med of (1) each committee of the board of directors of Global Med, (2) each board of directors (or similar body) of each subsidiary of Global Med and (3) each committee (or similar body) of each such board.

From and after the time, if any, that our designees constitute a majority of the Global Med board and prior to the Effective Time:

•	any amendment or modification of the Merger Agreement, any termination of the Merger Agreement by Global Med, any extension of time for performance of any of the obligations of Haemonetics and Acquisition Corp. under the Merger Agreement, or any waiver of any condition to Global Med’s obligations or any of Global Med’s rights under the Merger Agreement that, in each case, in the judgment of the Independent Directors reasonably may have an adverse effect on the minority stockholders of Global Med, may be effected only if (in addition to the approval of the Global Med board as a whole) such action is approved by each of the Independent Directors;

•	the Independent Directors may adopt a resolution providing for the completion of the Merger in accordance with the terms of the Merger Agreement; and

•	in the event that (i) Haemonetics has breached the Merger Agreement, (ii) such breach has resulted in the Merger not being completed in accordance with the terms of the Merger Agreement, and (iii) such breach has not been cured within 15 calendar days following notice to Haemonetics by the Independent Directors on behalf of Global Med, the Independent Directors may enforce the Merger Agreement on behalf of Global Med.

As of the time, if any, before the Effective Time that our designees constitute a majority of the Global Med board, Haemonetics will deposit the lesser of (i) $10,000,000 in cash or (ii) such aggregate amount in cash required to pay the consideration in the Merger with a bank or trust company reasonably acceptable to

Haemonetics and Global Med, which such funds will constitute all or a portion of the exchange fund for the Merger.

Stock Options.  The Merger Agreement provides that at the Effective Time, each stock option to purchase Common Shares that is outstanding, vested and exercisable immediately prior to the Effective Time (after giving effect to any acceleration of vesting contemplated under any agreement between Global Med and the holder of such stock option), will be canceled in exchange for the right to receive immediately after the Effective Time, a lump sum cash payment (without interest), less any applicable withholding taxes, equal to the product of (1) the excess, if any, of the Common Stock Offer Price over the per share exercise price of each such option, and (2) the then vested and exercisable number of Common Shares subject thereto (after giving effect to any acceleration of vesting contemplated under any agreement between Global Med and the holder of such stock option). Any unvested stock option or stock option with an exercise price that equals or exceeds $1.22 will be cancelled without consideration.

Restricted Stock.  The Merger Agreement provides that at the Effective Time, each then unvested restricted Common Share (after giving effect to any acceleration of vesting contemplated under any agreement between Global Med and the holder of such restricted Common Share) will be converted into the right to receive the Common Stock Offer Price in respect thereof subject to the same restrictions and vesting arrangements that were applicable to such unvested restricted Common Share. Accordingly, if and once the former holder of any such unvested restricted Common Share satisfies the criteria so that such unvested restricted Common Share would have become vested under the vesting schedule in place for such share, Haemonetics will make cash payment of the Common Stock Offer Price, subject to any required tax withholding.

Warrants.  The Merger Agreement provides that Global Med will use its reasonable commercial efforts to cause each warrant to purchase Common Shares that is outstanding immediately prior to the Acceptance Date to be canceled in exchange for the right to receive from Haemonetics immediately after the Acceptance Date, a lump sum cash payment (without interest), less any applicable withholding taxes, equal to the product of (1) the excess, if any, of the Common Stock Offer Price over (B) the per share exercise price for such warrant and (2) the total number of Common Shares underlying such warrant. All Global Med warrants not terminated on or prior to the Acceptance Date (the “Global Med Carryover Warrants”), whether vested or unvested, will be assumed in the Merger and after the Effective Time will become a warrant to acquire, with respect to each share of Common Stock that the holder of such Global Med Carryover Warrant would have been entitled to receive had such holder exercised such Global Med Carryover Warrant in full immediately prior to the Effective Time, the Common Stock Offer Price (without interest) and will otherwise be on the same terms and conditions as were applicable under such Global Med Carryover Warrant immediately prior to the Effective Time, including, without limitation, the same exercise price per share. However, if and to the extent provided in the Global Med Carryover Warrant, the holder of such Global Med Carryover Warrant may elect to receive, in lieu of receiving the Common Stock Offer Price upon payment of the exercise price in connection with the exercise of a Global Med Carryover Warrant from and after the Effective Time, the Black-Scholes value of such Global Med Carryover Warrant pursuant to and in accordance with the terms of such Global Med Carryover Warrant.

Indemnification and Insurance.  Haemonetics has agreed in the Merger Agreement that any rights to indemnification or exculpation now existing in favor of, and all limitations on the personal liability of each present and former director, officer, employee, fiduciary or agent of Global Med and its subsidiaries (the “Indemnified Parties” and, each, an “Indemnified Party”) provided for in Global Med’s organizational documents in effect as of the date of the Merger Agreement will continue in full force and effect, for a period of six years after the Acceptance Date. At or prior to the Acceptance Date, Global Med will purchase and prepay a six-year “tail” policy on terms and conditions providing substantially equivalent benefits and coverage levels as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Global Med with respect to matters arising at or before the Effective Time, including the transactions contemplated under the Merger Agreement (the “Tail Policy”). If such Tail Policy is not available at a cost equal to or less than 300% of the aggregate annual premiums paid by Global Med during the most recent policy year for its current policies, Global Med will purchase the best coverage as is reasonably available for such amount.

Employee Benefits.  Haemonetics has agreed in the Merger Agreement that, as of the Effective Time, it will maintain employee benefits for continuing Global Med personnel until December 31, 2010 at the same levels that are, in the aggregate, no less favorable than those in effect as of the date of the Merger Agreement. Haemonetics has also agreed to treat service provided by Global Med personnel to Global Med prior to the Effective Time as service rendered to Haemonetics for purposes of determining eligibility, benefit levels and similar matters when they are transferred to Haemonetics’ benefit plans. In addition, Haemonetics has agreed to make Global Med’s 2009 annual bonus payments to Global Med’s senior executives at the Effective Time. Subject to the requirements in the Merger Agreement, Haemonetics has sole discretion as to whether or when to terminate, merge or continue any employee benefit plans and programs of Global Med. In addition, except as may otherwise be expressly provided under any applicable written employment agreements or arrangements with certain Global Med personnel, the Merger Agreement provides that Global Med personnel shall be considered to be employed by Haemonetics “at will” and their employment may be terminated at any time.

Consents and Approvals.  Under the Merger Agreement, each of Global Med, Haemonetics and we will take all reasonable actions necessary to (1) comply promptly with all legal requirements which may be imposed on it with respect to the Merger Agreement and the related transactions, (2) promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with the Merger Agreement and the related transactions and (3) take, and cause its respective subsidiaries to take, all reasonable actions necessary to obtain any consent, authorization, order or approval of, or any exemption by, any governmental entity or other public or private third party required to be obtained or made by Haemonetics, us, Global Med or any of their subsidiaries in connection with the Offer or the Merger or the taking of any related action.

Representations and Warranties.  The Merger Agreement contains various representations and warranties made by Global Med to us and Haemonetics, including representations relating to corporate organization, capitalization, corporate power, required filings and consents, SEC filings, financial statements, absence of undisclosed liabilities, absence of certain changes or events, broker’s fees, legal proceedings, compliance with applicable laws, tax matters, employee benefit programs, labor matters, material contracts, property, environmental liability, state takeover laws, required stockholder vote, intellectual property, regulatory matters, product recalls, foreign corrupt practices, insurance, opinion of financial advisor, Schedule 14D-9 and the proxy statement. These representations and warranties were made only for the purposes of the Merger Agreement and solely for the benefit of us and Haemonetics as of specific dates, may be subject to important limitations and qualifications agreed to by the parties and included in confidential disclosure schedules provided by Global Med to us and Haemonetics in connection with the signing of the Merger Agreement, and may not be complete. Furthermore, these representations and warranties may have been made for the purposes of allocating contractual risk between us and Haemonetics, on the one hand, and Global Med, on the other hand, instead of establishing these matters as facts, and may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of the commencement of the Offer. Accordingly, you should not rely upon the representations and warranties contained in the Merger Agreement as characterizations of the actual state of facts, since they were intended to be for the benefit of, and to be limited to, the parties to the Merger Agreement.

Certain representations and warranties in the Merger Agreement provide exceptions for items that are not reasonably likely to have a “Seller Material Adverse Effect.” For purposes of the Merger Agreement and the Offer, a “Seller Material Adverse Effect” means any change, event, circumstance, development or effect (each, a “Change”, and collectively, “Changes”) that, individually or in the aggregate with all other Changes occurring or existing prior to the determination of a Seller Material Adverse Effect, has a material adverse effect on (1) the business, assets, liabilities, capitalization, condition (financial or other) or results of operations of Global Med and its subsidiaries, taken as a whole, or (2) the ability of Global Med to consummate the transactions contemplated by the Merger Agreement. However, none of the following (to the extent arising after the date of the Merger Agreement) will be deemed to be or constitute a Seller Material Adverse Effect (although the facts giving rise or contributing to any such Change or failure may be deemed to have, or be taken into account in determining whether there has been or is reasonably likely to be, a Seller Material Adverse Effect):

•	Any Change to the extent resulting from general economic conditions in the United States or any other country or region in the world (in each case other than Changes that affect Global Med and its subsidiaries, taken as a whole, in a disproportionate manner as compared to Global Med’s industry peers).

•	Any Change to the extent resulting from acts of war, sabotage or terrorism in the United States or any other country or region in the world (in each case other than Changes that affect Global Med and its subsidiaries, taken as a whole, in a disproportionate manner as compared to Global Med’s industry peers).

•	Any Change to the extent resulting from changes in GAAP (in each case other than Changes that affect Global Med and its subsidiaries, taken as a whole, in a disproportionate manner as compared to Global Med’s industry peers).

•	Any Change to the extent resulting from the taking of any action required by the Merger Agreement or the failure to take any action prohibited by the Merger Agreement.

•	Any Change in law (in each case other than Changes that affect Global Med and its subsidiaries, taken as a whole, in a disproportionate manner as compared to Global Med’s industry peers).

•	Any Change to the extent resulting from any actions taken, or failure to take action, in each case which Haemonetics has requested in writing or to which Haemonetics has consented in writing.

•	Any Change resulting from the announcement of the Merger Agreement or pendency or consummation of the Offer or the Merger.

•	Any Change in stock price or trading volume of the Common Shares or any failure to meet internal or published projections, forecasts or revenue or earnings predictions for any period.

Amendments and Modifications.  The Merger Agreement may be amended by the parties at any time before or after approval of the matters presented in connection with the Merger to the stockholders of Global Med. However, after the adoption of the Merger Agreement and the approval of the Merger by the stockholders of Global Med, no amendment of the Merger Agreement may be made which by law requires further approval by the stockholders of Global Med without obtaining such approval.

Tender and Support Agreements

In connection with the execution of the Merger Agreement, each of Dr. Michael I. Ruxin, Global Med’s Chairman and Chief Executive Officer, Thomas F. Marcinek, Global Med’s President and Chief Operating Officer, and Victory Park Special Situations Master Fund Ltd. (“Victory Park”), Global Med’s largest stockholder, entered into a Tender and Support Agreement with us and Haemonetics. The following summary of certain provisions of the Tender and Support Agreements is qualified in its entirety by reference to the Tender and Support Agreements themselves, which are incorporated herein by reference. The Tender and Support Agreements are included as exhibits to the Tender Offer Statement on Schedule TO. Interested parties should read the Tender and Support Agreements in their entirety for a more complete description of the provisions summarized below.

Dr. Ruxin, Mr. Marcinek and Victory Park each agreed to tender in the Offer, and not to withdraw, the Shares he or it owns or acquires after the commencement of the Offer, including any Common Shares acquired upon the exercise of any stock options or warrants, in exchange for the Common Stock Offer Price or the Preferred Stock Offer Price, as applicable. At every meeting of Global Med’s stockholders called for such purpose, and at any adjournment or postponement of a stockholder meeting, each of Dr. Ruxin, Mr. Marcinek and Victory Park will vote or cause to be voted his or its Shares (to the extent that any of the Shares are not purchased in the Offer):

•	In favor of the adoption and approval of the Merger Agreement and the related transactions.

•	Against (1) any agreement or arrangement related to or in furtherance of any acquisition proposal, (2) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Global Med or any of its subsidiaries, (3) any other transaction, the consummation of which would impede, interfere with, prevent or materially delay the Offer or the Merger or (4) any action, proposal, transaction or agreement that would result in (i) a breach of any covenant, representation or warranty or other obligation or agreement of Global Med under the Merger Agreement or of Dr. Ruxin, Mr. Marcinek or Victory Park under his or its Tender and Support Agreement or (ii) the failure of any of the conditions of the Offer set forth in Section 14 — “Certain Conditions of the Offer” of this Offer to Purchase to be satisfied.

•	In favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement.

For as long as the Tender and Support Agreements are effective, except in furtherance of the Offer and the Merger as provided therein, each of Dr. Ruxin, Mr. Marcinek and Victory Park have agreed:

•	Not to grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of Global Med’s securities.

•	Not to sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (including by operation of law, other than by death of any person) Shares or, in the case of Preferred Shares, redeem or convert such shares for Common Shares, or enter into any contract, option or other arrangement or understanding with respect to any such transaction, in all cases including any Shares subsequently acquired.

•	To waive, and not to exercise or assert, if applicable, any dissenters’ rights under Article 113 of the CBCA in connection with the Merger.

•	To take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against Global Med or any of its subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of their respective Tender and Support Agreement, the Merger Agreement or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement.

In addition, each of Dr. Ruxin, Mr. Marcinek and Victory Park also agreed not to, directly or indirectly:

•	Solicit, initiate, knowingly encourage or knowingly facilitate (including by way of providing non-public information) the submission of any inquiry, indication of interest, proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal or participate in or knowingly facilitate any discussions or negotiations with respect to an Acquisition Proposal.

•	Approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement that may reasonably be expected to lead to an Acquisition Proposal or enter into any letter of intent, agreement or agreement in principle requiring such stockholder (whether or not subject to conditions) to abandon, terminate or fail to consummate the transactions contemplated by the Tender and Support Agreement or to breach its obligations under that agreement.

As an exception to these limitations, Victory Park may have discussions or negotiations with any Qualified Bidder (as defined in the Merger Agreement) if and for so long as the board of directors of Global Med engages in discussions or negotiations regarding an Acquisition Proposal with such Qualified Bidder in accordance with the Merger Agreement.

Each Tender and Support Agreement, and all rights and obligations of us, Haemonetics and Dr. Ruxin, Mr. Marcinek and Victory Park thereunder will terminate on the earlier of (1) the termination of the Merger Agreement in accordance with its terms, (2) the Effective Time or (3) upon mutual written agreement of the parties to such Tender and Support Agreement. In addition, Victory Park’s Tender and Support Agreement may sooner terminate upon (a) any decrease of the Common Stock Offer Price and/or the Preferred Stock Offer Price, (b) the acquisition by us of all of Victory Park’s Global Med securities, whether pursuant to the Offer or otherwise, (c) the termination of the Offer prior to the Expiration Date, or (d) Global Med having effected an Adverse Recommendation Change pursuant to and in accordance with the terms of the Merger Agreement.

As of January 31, 2010, the parties to the Tender and Support Agreements held 6,585,548 Common Shares and 3,960 Preferred Shares which represented approximately 18% of the outstanding Common Shares and 78% of the outstanding Preferred Shares. In addition, as of January 31, 2010, the parties to the Tender and Support Agreements held options to purchase 1,500,000 Common Shares and warrants to purchase 4,125,000 Common Shares. Global Med informed us that after we announced publicly the signing of the Merger Agreement, a holder of Preferred Shares exercised its right to convert its Preferred Shares into Common Shares. As a result of this conversion, the parties to the Tender and Support Agreements hold approximately 17% of the Common Shares and 100% of the Preferred Shares outstanding on the date of this Offer to Purchase.

Confidentiality Agreement

Haemonetics and Global Med entered into a Confidentiality Agreement on March 30, 2009. Pursuant to the Confidentiality Agreement, Haemonetics agreed to keep confidential certain information provided by Global Med or its representatives. The Merger Agreement provides that the Confidentiality Agreement remains in effect and that certain information exchanged pursuant to the Merger Agreement will be subject to the Confidentiality Agreement. This summary is qualified in its entirety by reference to the Confidentiality Agreement itself, which is incorporated herein by reference and filed as an exhibit to this Tender Offer Statement on Schedule TO.

Exclusivity Agreement

Global Med and Haemonetics entered into an exclusivity agreement, dated December 2, 2009, which set forth the terms on which Global Med and Haemonetics would agree to engage in discussions regarding a potential business combination that resulted in the Offer. Pursuant to the non-solicitation provisions of the exclusivity agreement, Global Med agreed that throughout the exclusivity period of December 2, 2009 to January 4, 2010, subject to limited exceptions, Global Med would not engage in any discussions with any party (other than Haemonetics) regarding an acquisition of Global Med or the sale or transfer of 15% or more of Global Med’s assets or outstanding capital stock. The exclusivity period under the original exclusivity agreement expired on January 4, 2010 without extension at that time. On January 25, 2010, Global Med and Haemonetics executed a letter agreement re-commencing the period of exclusivity contemplated by the original exclusivity agreement from January 25th until January 31, 2010. This summary of certain provisions of the exclusivity agreement and the letter agreement re-commencing the exclusivity period thereunder is qualified in its entirety by reference to the exclusivity agreement itself and the letter agreement, which are incorporated herein by reference. The exclusivity agreement and the letter agreement are each included as an exhibit to the Tender Offer Statement on Schedule TO. Interested parties should read the exclusivity agreement and the letter agreement in their entirety for a more complete description of the provisions summarized above.

Employment Agreements

In connection with the execution of the Merger Agreement, Dr. Michael I. Ruxin, Global Med’s Chairman and Chief Executive Officer, and Thomas F. Marcinek, Global Med’s President and Chief Operating Officer, entered into Employment Agreements with Haemonetics, which will be effective upon completion of the Merger. The following summary of certain provisions of the Employment Agreements is qualified in its entirety by reference to the Employment Agreements themselves, which are incorporated herein by reference. Each Employment Agreement is included as an exhibit to this Tender Offer Statement on Schedule TO. Interested parties should read the Employment Agreements in their entirety for a more complete description of the provisions summarized below.

Michael I. Ruxin.  Haemonetics has entered into an employment agreement with Michael I. Ruxin, MD, currently Global Med’s Chairman and Chief Executive Officer, contingent on the closing of the Merger. The term of Dr. Ruxin’s employment agreement is three years. Dr. Ruxin is entitled to an annual base salary of not less than $400,000, with the potential to earn a bonus of up to an additional 30% of his annual base salary, as determined by Haemonetics’ compensation committee. In connection with the commencement of Dr. Ruxin’s employment and subject to the vote of the Haemonetics’ compensation committee, he will be awarded an option to purchase 105,000 shares of Haemonetics common stock, which will vest annually in equal installments over five years. Dr. Ruxin will also be eligible for customary insurance benefits.

Dr. Ruxin’s new employment agreement provides that if he is terminated by Haemonetics without cause or he resigns for good reason, Haemonetics will pay to Dr. Ruxin an amount equal to two times his base salary and he will be entitled to medical insurance benefits for a period of two years from the date of such termination or resignation. In addition, his initial Haemonetics option grant will vest in full and be exercisable for the lesser of the balance of the term of the option or five years from the date of termination. Upon the commencement of his employment, Dr. Ruxin and Haemonetics will enter into Haemonetics’ standard senior executive change in control agreement pursuant to which Dr. Ruxin will be entitled to (1) a lump sum payment of twice the sum of his annual base salary plus his annual target bonus, (2) a lump sum payment equal to the cost of providing medical, dental, life and disability insurance coverage for a period of two years following such termination, and (3) potential acceleration of the vesting of his equity awards (such benefits in lieu of any payment under his new employment agreement) if Dr. Ruxin separates from Haemonetics due to termination by Haemonetics without cause or if Dr. Ruxin resigns due to a constructive termination in the two years following a change in control of Haemonetics.

Dr. Ruxin’s new employment agreement also includes customary confidentiality restrictions and post-termination non-compete and non-solicit provisions, whereby Dr. Ruxin agrees not to provide services to any company in the industry in which Haemonetics competes for two years and not to solicit or interfere with Haemonetics’ relationships with any of its customers, suppliers or employees for two years after the termination of his employment.

Dr. Ruxin has an existing employment agreement with Global Med. Dr. Ruxin is entitled to terminate that agreement for “good reason” following a change in control of Global Med and receive various severance benefits, including 24 months of salary continuation. Our purchase of Shares at the Acceptance Date would constitute a change in control that would entitle Dr. Ruxin to terminate his Global Med employment agreement for good reason. Dr. Ruxin has indicated that he will terminate his existing Global Med employment agreement in connection with the transactions contemplated by the Merger Agreement. Except for these severance benefits, Dr. Ruxin’s existing employment agreement will terminate on or before the effectiveness of his new employment agreement with Haemonetics.

Thomas F. Marcinek.  Haemonetics has entered into an employment agreement with Thomas F. Marcinek, currently Global Med’s President and Chief Operating Officer, contingent on the closing of the Merger. The term of Mr. Marcinek’s employment agreement is three years. Mr. Marcinek is entitled to an annual base salary of not less than $300,000, with the potential to earn a bonus of up to an additional 30% of his annual base salary, as determined by Haemonetics’ compensation committee. In connection with the commencement of Mr. Marcinek’s employment and subject to the vote of the Haemonetics Compensation Committee, he will be awarded an option to purchase 55,000 shares of Haemonetics common stock, which will vest annually in equal installments over five years. Mr. Marcinek will also be eligible for customary insurance benefits.

Mr. Marcinek’s new employment agreement provides that if he is terminated by Haemonetics without cause or he resigns for good reason, Haemonetics will pay to Mr. Marcinek an amount equal to two times his base salary and he will be entitled to medical insurance benefits for a period of two years from the date of such termination or resignation. In addition, his initial Haemonetics option grant will vest in full and be exercisable for the lesser of the balance of the term of the option or five years from the date of termination. Upon the commencement of his employment, Mr. Marcinek and Haemonetics will enter into Haemonetics’ standard senior executive change in control agreement pursuant to which Mr. Marcinek will be entitled to (1) a lump sum payment of twice the sum of his annual base salary plus his annual target bonus, (2) a lump sum payment equal to the cost of providing medical, dental, life and disability insurance coverage for a period of two years following such termination, and (3) potential acceleration of the vesting of his equity awards (such benefits in lieu of any payment under his new employment agreement) if Mr. Marcinek separates from Haemonetics due to termination by Haemonetics without cause or if Mr. Marcinek resigns due to a constructive termination in the two years following a change in control of Haemonetics.

Mr. Marcinek’s new employment agreement also includes customary confidentiality restrictions and post-termination non-compete and non-solicit provisions, whereby Mr. Marcinek agrees not to provide services to any company in the industry in which Haemonetics competes for two years and not to solicit or interfere with Haemonetics’ relationships with any of its customers, suppliers or employees for two years after the termination of his employment.

Mr. Marcinek has an existing employment agreement with Global Med. Mr. Marcinek is entitled to terminate his employment for “good reason” following a change in control of Global Med and receive various severance benefits, including 24 months of salary continuation. Our purchase of Shares at the Acceptance Date would constitute a change in control that would entitle Mr. Marcinek to terminate his employment with Global Med for good reason. Global Med has agreed to make the severance payments to Mr. Marcinek under his existing agreement without requiring the termination of his employment. Except for these severance benefits, Mr. Marcinek’s existing employment agreement will terminate on or before the effectiveness of his new employment agreement with Haemonetics.

Additionally, Haemonetics may enter into employment, compensation, severance or other employee benefits arrangements with certain other of Global Med’s employees; however, the specific terms of these compensation arrangements have not been agreed upon.

Plans for Global Med

After we purchase the Shares pursuant to the Offer, Haemonetics may appoint its representatives to Global Med’s board of directors in proportion to its ownership of the outstanding Shares, as described above under “Board of Directors.” Following completion of the Offer and the Merger, Haemonetics intends to operate Global Med as a direct subsidiary of Haemonetics under the direction of Haemonetics’ management.

Following consummation of the Merger, Haemonetics may restructure Global Med’s outstanding indebtedness or pay off (1) the aggregate principal balance of Global Med’s term loan and revolving line of credit with Silicon Valley Bank, which according to Global Med’s quarterly report on Form 10-Q for the period ended September 30, 2009, had an aggregate balance of $5,165,000 on September 30, 2009, (2) the aggregate principal balance of Global Med’s subordinated term loan with Partners for Growth II L.P., which according to Global Med’s quarterly report on Form 10-Q for the period ended September 30, 2009, had an aggregate balance of $1,406,000 as of September 30, 2009, and (3) all accrued interest on such indebtedness.

Haemonetics intends to continue to review Global Med’s business, operations, capitalization and management. Accordingly, Haemonetics reserves the right to change its plans and intentions at any time, as it deems appropriate.

Extraordinary Corporate Transactions

Except as indicated in this Offer to Purchase, Haemonetics has no present plans or proposals which relate to or would result in (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Global Med or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of Global Med or any of its subsidiaries, (3) any material change in the present dividend policy, or indebtedness or capitalization of Global Med, (4) any change to Global Med’s present board of directors or management, (5) any other material changes in Global Med’s corporate structure or business, (6) any class of equity securities of Global Med being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association or (7) any class of equity securities of Global Med becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

Dissenters’ Rights

The holders of the Shares do not have dissenters’ rights as a result of the Offer. However, if the Merger is consummated, holders of the Shares (that did not tender their Shares in the Offer) at the Effective Time will have certain rights pursuant to the provisions of Article 113 of the CBCA to dissent and demand appraisal of their Shares. Under Article 113 of the CBCA, dissenting stockholders who comply with the applicable statutory procedures will be entitled to demand payment of the fair value of their Shares plus accrued interest. If a stockholder and the surviving corporation in the Merger do not agree on such fair value, the corporation will have the right to institute a court action to determine the fair value of such stockholder’s Shares and accrued interest. The stockholder will be entitled to judgment for payment of such award in cash, together with any interest as determined by the court. In determining the fair value of the Shares, a court would be required to take into account all relevant value factors. Therefore, any judicial determination of the fair value of such Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. Further, the value so determined in any appraisal proceeding could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share paid in the Merger. Moreover, the surviving corporation in the Merger may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger. The court will assess the costs of such action against the surviving corporation, except that the court may assess costs against all or some of the dissenting stockholders, in amounts the court finds equitable, to the extent the court finds the dissenting stockholders acted arbitrarily, vexatiously, or not in good faith.

The foregoing summary of the Dissenters’ Rights Provisions does not purport to be complete and is qualified in its entirety by reference to the Dissenters’ Rights Provisions. Failure to follow the steps required by the Dissenters’ Rights Provisions for perfecting dissenters’ rights may result in the loss of such rights.

Going-Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may, under certain circumstances, be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following completion of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning Global Med and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of the Merger.

13.	Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement, until the earliest to occur of the termination of the Merger Agreement or the consummation of the Merger, without the prior written consent of Haemonetics, Global Med may not declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, stock or other property or any combination thereof) with respect to any shares of its capital stock or other equity or voting interests (other than dividends or distributions from a wholly-owned subsidiary of Global Med to another subsidiary of Global Med or to Global Med).

14.	Certain Conditions of the Offer

The Merger Agreement provides that we will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for, and may delay the acceptance for payment of or the payment for, any validly tendered Shares and may (subject to the terms of the Merger Agreement) terminate or amend the Offer, if:

1. There shall not be validly tendered and not withdrawn prior to the expiration of the Offer that number of (i) Common Shares which, when added to any Common Shares already owned by Haemonetics, us or any other controlled subsidiaries, represents at least a majority of the total number of outstanding Common Shares on a “fully diluted basis” (where on a “fully diluted basis” means the number of Common Shares outstanding, together with the Common Shares which Global Med may be required to issue upon conversion of Preferred Shares without regard to the limitations on conversion set forth in the Certificate of Designation (but excluding any Preferred Shares owned by Haemonetics, us or any other controlled subsidiaries or validly tendered in the Offer and not withdrawn) or pursuant to warrants, options or other obligations outstanding at the date the “fully diluted basis” is determined under employee stock or similar benefit plans or otherwise, whether or not vested or then exercisable) and (ii) Preferred Shares which, when added to any Preferred Shares already owned by Haemonetics, us or any other controlled subsidiaries, represents at least a majority of the total number of outstanding Preferred Shares upon the expiration of the Offer (collectively, the “Minimum Condition”).

2. Any applicable waiting period or approval under any applicable antitrust law shall not have expired or been terminated or obtained prior to the expiration of the Offer.

3. At any time prior to the time of acceptance for payment for any Shares, any of the following events shall occur and continue to exist:

(a) there shall be instituted, pending or threatened in writing any suit, action or proceeding by any governmental authority or there shall exist any order, injunction, judgment, ruling, decree, statute, rule, regulation or other legal restraint or prohibition issued, enacted, entered, promulgated, deemed applicable to the Merger or enforced by any governmental authority:

(i) challenging, making illegal or otherwise restraining or prohibiting, or seeking to challenge, make illegal or otherwise restrain or prohibit, the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

(ii) seeking to prohibit or materially limit the ownership or operation by Global Med, Haemonetics or us of all or any portion of the business or assets of Global Med and its subsidiaries or (to the extent it relates to the transactions contemplated by the Merger Agreement, including the Offer and the Merger) of Haemonetics and its affiliates;

(iii) seeking to compel Global Med, Haemonetics or us to dispose of or to hold separate all or any portion of the business or assets of Global Med or any of its subsidiaries or (to the extent it relates to the transactions contemplated by the Merger Agreement, including the Offer and the Merger) of Haemonetics or any of its affiliates;

(iv) seeking to impose any material limitation on our ability or the ability of Global Med or Haemonetics to conduct the business or own the assets of Global Med or any of its subsidiaries or (to the extent it relates to the transactions contemplated by the Merger Agreement, including the Offer and the Merger) of Haemonetics or any of its affiliates;

(v) seeking to impose material limitations on our ability or the ability of Global Med or Haemonetics to acquire or hold, or to exercise full rights of ownership of any Shares, including the right to vote such shares on all matters properly presented to the stockholders of Global Med;

(vi) seeking to require divestiture by Haemonetics or us of all or any of the Shares;

(b) an Adverse Recommendation Change shall have occurred or the board of directors of Global Med or any committee of the board of directors of Global Med shall have authorized or permitted Global Med or any of its subsidiaries to enter into an agreement for a Superior Proposal;

(c) we, Haemonetics and Global Med shall have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms;

(d) (i) the representations and warranties of Global Med in the Merger Agreement related to its capitalization shall not be true and correct in all respects as of the date of the Merger Agreement and as of the date of determination as though made on the date of determination, other than in any de minimus respect;

(ii) the representations and warranties of Global Med in the Merger Agreement related to its corporate organization, its corporate authority, any broker’s fees, the prior approval of Global Med’s “employment compensation arrangements” by the compensation committee of the board of directors of Global Med, state takeover laws and the required stockholder vote, the opinion of Global Med’s financial advisor and the Schedule 14D-9 and proxy statement information that are qualified as to materiality shall not be true and correct as of the date of the Merger Agreement and as of the date of determination as though made on the date of determination (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall not be true and correct as of such date), and such representations and warranties that are not so qualified by materiality shall not be true and correct in all material respects as of the date of the Merger Agreement and as of the date of determination as though made on the date of determination (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall not be true and correct in all material respects as of such date);

(iii) the representations and warranties of Global Med in the Merger Agreement related to its SEC filings and financial controls, its financial statements, the absence of undisclosed liabilities, the absence of certain changes or events, legal proceedings and its compliance with applicable laws that are qualified as to materiality shall not be true and correct as of the date of the Merger Agreement and as of the date of determination as though made on the date of determination (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall not be true and correct as of such date), and such representations and warranties that are not so qualified by materiality shall not be true and correct in all material respects as of the date of the Merger Agreement and as of the date of determination as though made on the date of determination (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall not be true and correct in all material respects as of such date), except to the extent that the facts or matters as to which such representations and warranties are not so true and correct are not or would not reasonably be expected to be, individually or in the aggregate, material to Global Med and its subsidiaries, taken as a whole; or

(iv) any other representations and warranties of Global Med set forth in the Merger Agreement shall not be true and correct as of the date of the Merger Agreement and as of the date of determination as though made on the date of determination (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall not be true and correct as of such date), except where the failure to be true and correct (without regard to any materiality or Seller Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Seller Material Adverse Effect;

(e) Global Med shall have breached or failed to perform in all material respects any obligation, agreement or covenant required to be performed by it under the Merger Agreement;

(f) since the date of the Merger Agreement, there shall have occurred any Change which has had or would reasonably be expected to result in, either individually or in the aggregate, a Seller Material Adverse Effect;

(g) Global Med shall have failed to deliver to Haemonetics and us a certificate signed by an executive officer of Global Med dated as of the date on which the Offer expires certifying that the conditions specified in the foregoing clauses (d) through (f) do not exist;

(h) Global Med shall not own all right, title and interest in and to all of the outstanding securities of each of its subsidiaries, free and clear of any encumbrance; or

(i) Global Med shall not have delivered the consents and other documents required to effect the provisions of the Merger Agreement related to Global Med’s outstanding warrants.

The foregoing conditions are for our benefit and the benefit of Haemonetics and may be asserted by us or Haemonetics regardless of the circumstances giving rise to any such conditions and may be waived by us or Haemonetics in whole or in part at any time and from time to time in our or its sole discretion (except for the Minimum Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by us or Haemonetics at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. The foregoing conditions are in addition to, and not a limitation of, the rights of Haemonetics and Acquisition Corp. to extend, terminate and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

15.	Certain Legal Matters

Except as described in this Section 15, based on a review of publicly available filings made by Global Med with the SEC and other publicly available information concerning Global Med and information supplied by Global Med, none of Haemonetics, us or Global Med is aware of any license or regulatory permit that appears to be material to the business of Global Med and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of the Shares (and the indirect acquisition of the stock of Global Med’s subsidiaries held by Global Med) as contemplated in this Offer to Purchase or of any approval or other action by any governmental entity that would be required for the acquisition or ownership of the Shares by us as contemplated in this Offer to Purchase. Should any such approval or other action be required, we and Haemonetics currently contemplate that such approval or other action will be sought, except as described below under “State Takeover Laws.” If certain types of adverse actions are taken with respect to the matters discussed below, we could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 14 — “Certain Conditions of the Offer” of this Offer to Purchase for a description of certain conditions to the Offer.

State Takeover Laws.  A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. Global Med, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws.

In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. We reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority sought or obtained an injunction seeking to prevent its purchase of Shares in the Offer, we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in completing the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14 — “Certain Conditions of the Offer” of this Offer to Purchase.

Antitrust

United States.  We believe that the Offer is not subject to the reporting and waiting requirements contained in the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). If the Offer is successful, we likewise believe that the Merger is not subject to the reporting and waiting requirements contained in the HSR Act. However, if Haemonetics and Global Med are required to make filings under the HSR Act, the acquisition of Shares pursuant to the Offer may only be consummated after the expiration or early termination of a 15-day waiting period commenced by the filing of a Notification and Report Form by Haemonetics with respect to the Offer. The waiting period may be extended if the parties receive a request for additional information or documentary material from the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission Bureau of Competition (the “FTC”). If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information from Haemonetics and Global Med concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., Boston, Massachusetts time, on the tenth calendar day after the date of substantial compliance by the parties with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Haemonetics. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of the applicable waiting period under the HSR Act, if a filing is required by the HSR Act, is a condition to our obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

The Merger will not require an additional filing under the HSR Act if we own 50% or more of the outstanding Common Shares at the time of the Merger or, if a filing under the HSR Act is required in connection with the Offer, the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our proposed acquisition of Global Med. At any time before or after our acquisition of Shares pursuant to the Offer, and whether or not a filing under the HSR Act is required to acquire the shares or consummate the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by us or the divestiture of substantial assets of Global Med or its subsidiaries or Haemonetics or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result of such challenge.

Other Foreign Jurisdictions.  It may be necessary to make additional filings relating to the acquisition of the Shares pursuant to the Offer or the Merger with governmental entities in foreign jurisdictions, although we do not anticipate any such requirements. There can be no assurance that such governmental entities will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof.

16.	Fees and Expenses

We and Haemonetics have retained D. F. King & Co., Inc. to act as the Information Agent and Computershare Trust Company, N.A. to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services and be reimbursed for certain reasonable out-of-pocket expenses. Haemonetics will indemnify each of the Information Agent and the Depositary against certain liabilities and expenses in connection with their services, including certain liabilities and expenses under the U.S. federal securities laws.

Neither we nor Haemonetics will pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, banks, trust companies and other nominees will be reimbursed by us upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.	Legal Proceedings

On February 9, 2010, a purported shareholder of Global Med (the “Plaintiff ”) filed a purported class action lawsuit in the District Court Jefferson County in Golden, Colorado (the “Action”), against Global Med, each of its directors, Haemonetics and us (collectively, the “Defendants”). The Action purports to be brought individually and on behalf of all holders of Common Shares (other than the Defendants). The Action alleges that the director defendants breached their fiduciary duties to Global Med’s stockholders and alleges that the sales process was neither honest nor fair, that the price offered is inadequate, and that the Merger Agreement contains terms that discourage other bidders and constrained Global Med’s ability to solicit any other offers. The Action also alleges that Haemonetics and Global Med aided and abetted such alleged breach. Based on these allegations, the Action seeks judgment that, among other relief: (1) provides injunctive relief that preliminarily and permanently enjoins the Offer; (2) rescinds the Offer if it is consummated; (3) directs the Defendants to account to the Plaintiff and other members of the class for all damages and any profits and other special benefits obtained by the Defendants as a result of director defendants’ breaches of their fiduciary duties; and (4) awards the Plaintiff the costs of the Action, including the fees and expenses of Plaintiff’s attorneys and experts. We and Haemonetics believe the Action is without merit and plan to vigorously defend against it.

We, Haemonetics and Global Med are not aware of any material pending legal proceeding other than the Action relating to the Offer or the Merger.

18.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. Neither we nor Haemonetics is aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our discretion, take such action as we may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Neither we nor Haemonetics has authorized any person to give any information or to make any representation on behalf of Haemonetics or us not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We and Haemonetics have filed with the SEC the Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Global Med will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Global Med” and Section 9 — “Certain Information Concerning Haemonetics and Acquisition Corp.” of this Offer to Purchase.

ATLAS ACQUISITION CORP.

FEBRUARY 19, 2010

ANNEX I

Directors and Executive Officers of Haemonetics Corporation and Atlas Acquisition Corp.

The names of the directors and executive officers of Haemonetics Corporation (for purposes of this Annex, “Haemonetics” or the “Company”) and Atlas Acquisition Corp. and their present principal occupations or employment and material employment history during the past five years are set forth below. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated, each individual’s principal business address is Haemonetics Corporation, 400 Wood Road, Braintree, Massachusetts 02184, and his or her business telephone number is (781) 848-7100. Each board member and officer of Atlas Acquisition Corp. assumed their current position at Atlas Acquisition Corp. on January 31, 2010. Unless otherwise indicated, each individual is a citizen of the United States.

Haemonetics Corporation

Directors

Brad Nutter

Mr. Nutter joined Haemonetics in March 2003 as Board Member, President and Chief Executive Officer. In January 2008, Mr. Nutter was named Chairman of the Board of Directors of Haemonetics. In April 2009, Mr. Nutter stepped down from his position as Chief Executive Officer and assumed his new role as Executive Chairman of the Board of Directors of Haemonetics.

Ronald G. Gelbman

Mr. Gelbman has served on the Board of Directors of Haemonetics since 2000. Since October 2005, he has served as a member of the Board of Directors of Clockwork Home Services, a private company (50 Central Ave., Suite 920; Sarasota, FL 34236). He also serves as a member of the Board of Directors of Sarasota Memorial Healthcare Foundation (October 2008 — Present; 1515 S. Osprey, Suite B4; Sarasota, FL 34239), and as a member of the Board of Advisors of SunTrust Southwest Florida (April 2004 — Present; 1777 Main Street; Sarasota, FL 34236). Mr. Gelbman is a Trustee at Rollins College (May 1997 — Present; 1000 Holt Ave; Winter Park, FL 32789), and Chair of The Out-of-Door Academy College Preparatory School (August 2002 — Present; 444 Reid Street; Sarasota, FL 34242).

Lawrence C. Best

Mr. Best has served on the Board of Directors of Haemonetics since 2003. Mr. Best served as Senior Vice President and Chief Financial Officer for Boston Scientific. He is currently the Chairman of OXO Capital LLC. Further, Mr. Best currently serves as a member of the Board of Directors of Biogen Idec, Inc. and on the President’s Council of Massachusetts General Hospital in Boston.

Susan Bartlett Foote

Ms. Bartlett Foote has served on the Board of Directors of Haemonetics since 2004. From 1999 — 2009, she served as Professor and head of the Division of Health Policy and Management at the School of Public Health at the University of Minnesota (416 Delaware Ave. S.E.; Minneapolis, MN 55455). She is currently Professor Emeritus. Ms. Foote is currently a member of the California State Bar Association (November 1977 — Present; San Francisco, CA) and the Board of Directors of Banner Health (November 1997 — Present; 1441 N. 12th Street; Phoenix, AZ 85006). Further, she serves on the Advisory Board of the Medical Technology Leadership Forum (October 1996 — Present; not-for-profit think tank; Indianapolis, IN). Ms. Foote is currently a consultant for Policy Insight, LLC (2009 — Present; 9 Crocus Hill; St. Paul, MN 55102).

Brian P. Concannon

Mr. Concannon joined Haemonetics in August 2003 as President, Patient Division and was promoted to President, Global Markets, in 2006. In 2007, Mr. Concannon was promoted to Chief Operating Officer. In April

Annex I - 1

2009, Mr. Concannon was promoted to President and Chief Executive Officer and elected to the Haemonetics Board of Directors. Mr. Concannon is also currently a member of the Board of Directors of Atlas Acquisition Corp.

Pedro P. Granadillo

Mr. Granadillo has served on the Board of Directors of Haemonetics since August 2004. He currently serves as Chairman of the Board of Tigris Pharmaceuticals, Inc. (January 2007 — Present; 115 Sansome Street; San Francisco, CA 94104). Mr. Granadillo is also currently a member of the Board of Directors of Dendron Corporation (October 2008 — Present; 3005 First Avenue; Seattle, WA 98121).

Mark W. Kroll, Ph.D.

Dr. Kroll has served on the Board of Directors of Haemonetics since January 2006. Dr. Kroll retired in 2005 as Chief Technology Officer and Senior Vice President of the Cardiac Rhythm Management Division of St. Jude Medical, Inc. (1995 — 2005; 15900 Valley View Court; Sylmar, CA 91342). Dr. Kroll is an Adjunct Full Professor of Biomedical Engineering at the University of Minnesota (July 2006 — Present; 416 Delaware Avenue S.E.; Minneapolis, MN 55455). Dr. Kroll currently serves on the Boards of Directors for Taser International, Inc. (January 2003 — Present; 17800 N. 8th Street; Scottsdale, AZ) and NewCardio Inc. (January 2008 — Present; 2350 Mission College Blvd., Suite 1175; Santa Clara, CA 95054).

Ronald L. Merriman

Mr. Merriman has served on the Board of Directors of Haemonetics since July 2005. Mr. Merriman is currently Manager of Merriman Partners, a consulting business for professional service firms (2003 — Present; 27 San Sovino; Newport Coast, CA 92657). Previously, Mr. Merriman held various senior level positions, including Vice Chair, at KPMG (August 1967 — August 1997; 757 Third Ave.; New York, NY 10017). Mr. Merriman is currently a member of the Board of Directors and chair of the Audit Committee and member of the Nominating and Governance Committee of Aircastle Limited, a publicly traded aircraft leasing company (August 2006 — Present; 300 First Stamford Place; Stamford, CT 06902). He is also a member of the Board of Directors and chair of the Audit Committee and member of the International Committee of Pentair, Inc., a publicly traded global diversified industrial company (May 2005 — Present; 5500 Wayzata Blvd.; Golden Valley, MN 55416) and a member of the Board, Governance and Nominating Committee, Strategic Planning Committee and Audit Committee of Realty Income Corporation, a publicly traded real estate investment trust (July 2005 — Present; 600 Terraza Blvd.; Escondido, CA 92025).

Executive Officers

Brad Nutter
Executive Chairman of the Board

See above.

Brian P. Concannon
President and Chief Executive Officer

See above.

Christopher J. Lindop
Chief Financial Officer and Vice President, Business Development

Mr. Lindop joined Haemonetics in January 2007 as Vice President and Chief Financial Officer. In 2007 Mr. Lindop also assumed responsibility for business development. Prior to joining Haemonetics, Mr. Lindop was Chief Financial Officer at Inverness Medical Innovations, a rapidly growing global developer of advanced consumer and professional diagnostic products from September 2003 to November 2006 (51 Sawyer Road; Waltham, MA). Prior to this, he was Partner in the Boston offices of Ernst & Young LLP (June 2002 — September 2003; 200 Clarendon Street; Boston, MA) and Arthur Andersen LLP (August 1984 — June

Annex I - 2

2002) and was engagement partner to the Haemonetics account at both firms. Mr. Lindop is also currently a member of the Board of Directors and the President of Atlas Acquisition Corp.

Peter M. Allen
Chief Marketing Officer

Mr. Allen joined Haemonetics in August 2003 as President, Donor Division. Mr. Allen was appointed Chief Marketing Officer for Haemonetics in 2008.

Phillip Brancazio
Vice President, Global Manufacturing

Mr. Brancazio joined Haemonetics in May 2009 as Vice President, Global Manufacturing. Prior to joining Haemonetics, Mr. Brancazio held various manufacturing positions at Watson Pharmaceuticals, a $2 billion pharmaceutical company (2004 — 2009; 2955 Orange Drive; Ft. Lauderdale, FL 33314).

Joseph Forish
Vice President, Human Resources

Mr. Forish joined Haemonetics in December 2005 as Vice President, Human Resources. Prior to joining Haemonetics, Mr. Forish held various global human resources leadership roles, including Vice President, Corporate Human Resources for Rohm and Haas Company, an $8 billion specialty materials company (February 1999 — August 2005; 100 Independence Mall West; Philadelphia, PA 19106).

Mikael Gordon
President, Global Markets

Mr. Gordon joined Haemonetics in November 2007 as President, Europe and was promoted to President, Global Markets in February 2009. Prior to joining Haemonetics, Mr. Gordon was Regional Executive Manager North & West Europe for GE Healthcare Clinical Systems. From 1997 to 2007 he held various executive positions as Vice President IT, VP Laboratory Products, VP Strategic Planning and VP Global Sales within Amersham Biosciences (Stockholm, Sweden) until the company was acquired by General Electric in 2004. Mr. Gordon is a Swedish national.

Alicia R. Lopez
Vice President, Corporate Affairs

Ms. Lopez joined Haemonetics in 1988 as General Counsel and Director of Human Resources. Since 1990, she has served as Secretary to the Haemonetics Board of Directors. In 2000, Ms. Lopez was appointed Senior Vice President. In 2003, Ms. Lopez was named Vice President and General Counsel and in 2004 she was promoted to General Counsel and Vice President of Administration. In 2007, Ms. Lopez was promoted to Vice President, Corporate Affairs. Currently, she has responsibility for world wide legal, quality, regulatory, medical, clinical, environmental health and safety, and public affairs. Ms. Lopez is also currently a member of the Board of Directors of Atlas Acquisition Corp.

Dr. Jonathan White
Vice President, Research and Development

Dr. White joined Haemonetics in December 2008 as Vice President, Research and Development. Dr. White joined Haemonetics from Pfizer, where he held a number of roles including Chief Information Officer (1998 — 2008; 235 East 42nd Street; NY, NY 10017). He previously worked at McKinsey and Company in New York (1992 — 1998; 55 East 52nd Street, 21st floor; NY, NY 10022, Healthcare Consulting). Dr. White is a Fellow of the Royal College of Surgery in England (1988 — 1991; St. Bart’s Hospital, London). He completed his qualifications as a neurosurgeon and worked in both clinical and academic medical settings. In

Annex I - 3

addition, he holds a Masters degree in Computer Science from Cambridge in England and a Masters degree in Business Administration from INSEAD in France.

Atlas Acquisition Corp.

Directors

Brian P. Concannon, director since 2010

See above, under “Haemonetics Corporation.”

Christopher J. Lindop, director since 2010

See above, under “Haemonetics Corporation.”

Alicia R. Lopez, director since 2010

See above, under “Haemonetics Corporation.”

Executive Officers

Christopher J. Lindop
President

See above, under “Haemonetics Corporation.”

Riju Kumar
Treasurer

Mr. Kumar has been the Treasurer of Atlas Acquisition Corp. since January 2010. Mr. Kumar is currently the Treasurer of Haemonetics Corporation (July 2008 — Present). From 2002 — 2007, Mr. Kumar worked at MedImmune, Inc. as the Assistant Treasurer (One MedImmune Way; Gaithersburg, MD 20878).

James S. O’Shaughnessy
Secretary

Mr. O’Shaughnessy is the Secretary of Atlas Acquisition Corp. (January 2010 — Present). Mr. O’Shaughnessy serves as Vice President, General Counsel, Chief Compliance Officer and Assistant Secretary of Haemonetics Corporation. He was appointed Chief Compliance Officer in 2009. From 2004 to 2007, Mr. O’Shaughnessy served as Vice President, Deputy General Counsel.

Annex I - 4

Manually signed facsimiles of the Letters of Transmittal, properly completed, will be accepted. The Letters of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or his, her, or its broker, dealer, commercial bank, trust company, or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Overnight Courier:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

For assistance call the Information Agent at (800) 549-6697

Questions or requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Additional copies of this Offer to Purchase, the Letters of Transmittal, and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D. F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 549-6697